Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2020 and for the three-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 88, beginning on July 1, 2020

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up nominal value (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 177,145,564 shares

Voting stock (direct and indirect equity interest): 35.47% (*)

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804(**)	502

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
IBC	Israel Broadband Company
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IASB	International Accounting Standards Board
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presummed Income Tax
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TASE	Bolsa de Comercio de Tel Aviv

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2020 and June 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	06.30.20
ASSETS
Non-current assets
Investment properties	8	169,290	247,786
Property, plant and equipment	9	26,331	64,546
Trading properties	10	1,329	5,228
Intangible assets	11	1,622	30,350
Right-of-use assets	12	3,379	23,607
Biological assets	13	1,981	1,894
Other assets		-	-
Investment in associates and joint ventures	7	13,449	80,879
Deferred income tax assets	21	949	998
Income tax and MPIT credits		64	66
Restricted assets	15	69	2,084
Trade and other receivables	16	7,323	29,418
Investment in financial assets	15	508	3,784
Financial assets held for sale	15	-	-
Derivative financial instruments	15	10	177
Total non-current assets		226,304	490,817
Current assets
Trading properties	10	218	2,493
Biological assets	13	2,434	2,985
Inventories	14	4,514	9,764
Restricted assets	15	8	6,684
Income tax and MPIT credits		104	329
Group of assets held for sale	31	1,984	47,170
Trade and other receivables	16	15,091	47,064
Investment in financial assets	15	2,947	19,585
Financial assets held for sale	15	-	3,636
Derivative financial instruments	15	67	346
Cash and cash equivalents	15	13,223	108,652
Total current assets		40,590	248,708
TOTAL ASSETS		266,894	739,525
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		31,475	27,086
Non-controlling interest		61,207	104,419
TOTAL SHAREHOLDERS' EQUITY		92,682	131,505
LIABILITIES
Non-current liabilities
Borrowings	20	52,255	344,946
Deferred income tax liabilities	21	48,510	53,256
Trade and other payables	18	2,759	3,215
Provisions	20	175	3,328
Employee benefits		-	480
Income tax and MPIT liabilities		3	-
Derivative financial instruments	15	156	80
Lease liabilities		2,908	16,357
Payroll and social security liabilities		84	266
Total non-current liabilities		106,850	421,928
Current liabilities
Trade and other payables	18	13,720	38,565
Borrowings	21	47,535	105,921
Provisions	20	111	2,630
Group of liabilities held for sale	32	1,584	25,459
Payroll and social security liabilities		763	5,043
Income tax and MPIT liabilities		248	887
Lease liabilities		1,324	6,094
Derivative financial instruments	15	2,077	1,493
Total Current liabilities		67,362	186,092
TOTAL LIABILITIES		174,212	608,020
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		266,894	739,525

The accompanying notes are an integral part of these Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended September 30, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Revenues	22	9,676	13,082
Costs	23	(7,984)	(9,090)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		679	511
Changes in the net realizable value of agricultural products after harvest		528	531
Gross profit		2,899	5,034
Net gain from fair value adjustment of investment properties		23,676	12,121
Gain from disposal of farmlands		81	290
General and administrative expenses	24	(979)	(1,032)
Selling expenses	24	(1,213)	(1,091)
Other operating results, net	25	275	383
Management fees		(470)	-
Profit from operations		24,269	15,705
Share of profit of associates and joint ventures	7	134	870
Profit before financial results and income tax		24,403	16,575
Finance income	26	216	99
Finance cost	26	(2,887)	(2,908)
Other financial results	26	(10)	(15,027)
Inflation adjustment	26	177	(415)
Financial results, net	26	(2,504)	(18,251)
Profit / (loss) before income tax		21,899	(1,676)
Income tax	21	(7,977)	(2,719)
Profit / (loss) for the period from continuing operations		13,922	(4,395)
(Loss) / Profit for the period from discontinued operations	32	(6,396)	13,887
Profit for the period		7,526	9,492

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive income from subsidiaries		(3,932)	4,487
Items that may not be reclassified subsequently to profit or loss:
Revaluation of fixed assets transferred to investment properties		353	-
Actuarial loss from defined benefit plans		-	(11)
Other comprehensive (loss) / income for the period from continuing operations		(3,579)	4,476
Other comprehensive income for the period from discontinued operations		(4,794)	14,057
Total other comprehensive (loss) / income for the period		(8,373)	18,533
Total comprehensive (loss) / income for the period		(847)	28,025
Total comprehensive income from continuing operations		10,343	156
Total comprehensive (loss) / income from discontinued operations		(11,190)	27,869
Total comprehensive (loss) / income from the period		(847)	28,025
Profit for the period attributable to:
Equity holders of the parent		2,893	(3,193)
Non-controlling interest		4,633	12,685
Loss from continuing operations attributable to:
Equity holders of the parent		6,047	(5,856)
Non-controlling interest		7,875	1,461
Total comprehensive income attributable to:
Equity holders of the parent		692	(2,363)
Non-controlling interest		(1,539)	30,388
Loss for the period per share attributable to equity holders of the parent:
Basic		5.79	(6.57)
Diluted		5.62	(6.57)
Loss per share from continuing operations attributable to equity holders of the parent:
Basic		12.11	(12.04)
Diluted		11.75	(12.04)

The accompanying notes are an integral part of these Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Adjusted balance as of June 30, 2019	499	3	10,572	11,403	97	402	829	1,084	2,197	27,086	104,419	131,505
Profit for the period	-	-	-	-	-	-	-	-	2,893	2,893	4,633	7,526
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,201)	-	(2,201)	(6,172)	(8,373)
Total comprehensive profit / (loss) for the period	-	-	-	-	-	-	-	(2,201)	2,893	692	(1,539)	(847)
Changes in non-controlling interest	-	-	-	-	-	-	-	11	-	11	(46)	(35)
Other changes in equity	-	-	-	-	-	-	-	3,686	-	3,686	3,199	6,885
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	4	4
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(20)	(20)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(44,810)	(44,810)
Balance as of September 30, 2020	499	3	10,572	11,403	97	402	829	2,580	5,090	31,475	61,207	92,682

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended September 30, 2020 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2019	(161)	(3,546)	1,387	3,212	532	-	(506)	72	94	1,084
Other comprehensive loss for the period	-	-	-	(2,183)	-	-	(18)	-	-	(2,201)
Total comprehensive loss for the period	-	-	-	(2,183)	-	-	(18)	-	-	(2,201)
Changes in non-controlling interest	-	11	-	-	-	-	-	-	-	11
Other changes in equity	-	(32)	-	3,135	-	-	655	(72)	-	3,686
Balance as of September 30, 2020	(161)	(3,567)	1,387	4,164	532	-	131	-	94	2,580

The accompanying notes are an integral part of these Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2019	486	16	10,573	11,403	98	402	5,576	39,224	(41,897)	25,881	111,058	136,939
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(778)	(778)	(1,396)	(2,174)
Adjusted balance as of June 30, 2019	486	16	10,573	11,403	98	402	5,576	39,224	(42,675)	25,103	109,662	134,765
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(3,193)	(3,193)	12,685	9,492
Other comprehensive income for the period	-	-	-	-	-	-	-	830	-	830	17,703	18,533
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	830	(3,193)	(2,363)	30,388	28,025
Reserve for share-based payments	-	-	-	-	-	-	-	12	-	12	-	12
Changes in non-controlling interest	-	-	-	-	-	-	-	(119)	-	(119)	(141)	(260)
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(18)	(18)
Decrease due to loss of control	-	-	-	-	-	-	-	15	-	15	(46,419)	(46,404)
Other changes in equity	-	-	-	-	-	-	-	-	-	-	18	18
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	11	11
Balance as of September 30, 2019	486	16	10,573	11,403	98	402	5,576	39,962	(45,868)	22,648	93,501	116,149

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended September 30, 2019 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Adjusted balance as of June 30, 2019	(1,791)	(2,988)	176	4,897	520	37,675	622	10	103	39,224
Other comprehensive income for the period	-	-	-	878	-	-	(48)	-	-	830
Total comprehensive profit for the period	-	-	-	878	-	-	(48)	-	-	830
Reserve for share-based payments	-	-	-	-	-	-	-	12	-	12
Other changes in equity	-	-	-	-	-	-	15	-	-	15
Changes in non-controlling interest	-	(119)	-	-	-	-	-	-	-	(119)
Balance as of September 30, 2019	(1,791)	(3,107)	176	5,775	520	37,675	589	22	103	39,962

The accompanying notes are an integral part of these Financial Statements.

C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Operating activities:
Net cash generated from operating activities before income tax paid	17	2,113	4,360
Income tax paid		(3)	(197)
Net cash generated from continuing operating activities		2,110	4,163
Net cash generated from discontinued operating activities		2,227	7,738
Net cash generated from operating activities		4,337	11,901
Investing activities:
Capital contributions to associates and joint ventures		(8)	(150)
Acquisition and improvement of investment properties		(719)	(829)
Proceeds from sales of investment properties		9,682	49
Acquisitions and improvements of property, plant and equipment		(331)	(362)
Financial advances		(3)	(5)
Acquisition of intangible assets		(15)	(26)
Proceeds from sales of property, plant and equipment		3	8
Dividends collected from associates and joint ventures		15	74
Proceeds from loans granted		-	45
Acquisitions of investments in financial assets		(5,934)	(11,398)
Proceeds from disposal of investments in financial assets		5,909	15,034
Interest charged on financial assets		111	201
Dividends received from financial assets		-	(14)
Loans granted		-	(639)
Increase in securities		-	(226)
Net cash generated from continuing investing activities		8,710	1,762
Net cash generated from discontinued investing activities		31,830	1,500
Net cash generated from investing activities		40,540	3,262
Financing activities:
Borrowings and issuance of non-convertible notes		5,455	18,860
Payment of borrowings and non-convertible notes		(21,423)	(18,702)
Obtaining of short term loans, net		2,073	718
Interest paid		(3,606)	(2,908)
Repurchase of non-convertible notes		(66)	(2,588)
Acquisition of non-controlling interest in subsidiaries		(53)	(246)
Proceeds from sales of non-controlling interest in subsidiaries		525	-
Proceeds from derivative financial instruments, net		(126)	231
Net cash used in continuing financing activities		(17,221)	(4,635)
Net cash used in discontinued financing activities		(13,019)	(31,325)
Net cash used in financing activities		(30,240)	(35,960)
Net (decrease) / increase in cash and cash equivalents from continuing activities		(6,401)	1,290
Net increase / (decrease) in cash and cash equivalents from discontinued activities		21,038	(22,087)
Net Increase / (Decrease) in cash and cash equivalents		14,637	(20,797)
Cash and cash equivalents at beginning of the period	15	108,652	96,140
Cash and cash equivalents reclassified to held for sale		-	36
Foreign exchange gain on cash and changes in fair value of cash equivalents		(5,902)	14,304
Deconsolidation		(104,164)	-
Cash and cash equivalents at the end of the period		13,223	89,683

  The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on November 19, 2020.

As of September 30, 2020, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel, and as explained below, the Group has lost control of the Israel Operations Center and it has been deconsolidated as of September 30, 2020. They are developed through several operating companies and the main ones are listed below:

(i)
See Note 4 to the Annual Financial Statements for more information about the Operations Center in Israel.

Operations Center in Israel

As stated in Note 1 to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control as of that date. For comparability purposes, the results of the Israel Operations Center for the three-month periods ended September 30 have been reclassified to discontinued operations.
2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three months ended September 30, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2020 (accumulated nine months)
Price variation	8%

As a consequence of the aforementioned, these financial statements as of September 30, 2020 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adopted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year, applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2019. Comparative figures were not restated.

2.3
Comparability of information

Balance items as of June 30, 2019 and September 30, 2019 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1).Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in IDBD. See Note 1 to these Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 34.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2020 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2019, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of Bananal Farm

BrasilAgro concluded the sale of 2,160 hectares (1,714 useful hectares) of Bananal Farm (Magalhães municipality - BA). The farm was included in the Group of assets held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the purchase agreement were fully met on July 31, 2020 after receipt of R$ 5.5 (equivalent to Ps. 85). The face value of the sale is R$ 28 (equivalent to Ps. 396), of which the Company has already received R$ 7.5 (equivalent to Ps. 113). For this operation, the company will not recognize results since the asset was recorded at its fair value.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Operations Center Argentina

Sale of floors from Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to a medium-height floor from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was Ps. 477.7 (US$ 6.7), which has been paid in full.

On August 26, 2020, IRSA CP executed a preliminary sale agreement (with delivery of possession) with respect to 5 floors from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was Ps. 2,562 million (US$ 34.7 million), which has been paid in full.

Bouchard sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately Ps. 6,300 million (US$ 87 million), which has been paid in full.

Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease in which it terminated the relationship, leaving the administration of the building. For this reason, Metropolitan stopped recognizing the liabilities associated with the ground lease, as well as all the assets and liabilities associated with the building and the administration of the building; and made an agreement with the owner of the Ground Lease that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Building or to Metropolitan and (ii) claims from people who have had an accident on the property dated after August 7, 2020. This situation had an impact on the consolidated Financial Statements as of June 30, 2020.

Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nextponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of USD 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to USD 11.10 per share. ordinary action. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to USD 10.00 per share.

The closing of the transaction, which had been scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nextponint Hospitality Trust and some of its affiliates ("NHT Parties") to resolve any and all claims between them related to the aforementioned merger agreement.

Under the agreement with NHT, the Parties will make three payments to Condor in three installments, with the last payment maturing on December 30, 2020 and for a total of USD 7.0 million.

As of the date of presentation of these financial statements, the Company has 2,245,100 ordinary shares and 325,752 Series E shares of Condor.

Operations Center Israel

Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table details the net assets disposed:

09.30.2020
ASSETS
Investment properties	84,251
Property, plant and equipment	34,396
Trading properties	5,512
Intangible assets	26,194
Right-of-use assets	18,530
Investments in associates and joint ventures	34,721
Deferred income tax assets	407
Income tax credit	305
Restricted assets	6,021
Trade and other receivables	50,669
Investments in financial assets	22,680
Derivative financial instruments	264
Inventories	3,377
Group of assets held for sale	39,441
Cash and cash equivalents	104,164
TOTAL ASSETS	430,932
Borrowings	305,434
Lease liabilities	16,984
Deferred income tax liabilities	11,655
Trade and other payables	22,782
Income tax liabilities	427
Provisions	5,085
Employee benefits	447
Derivative financial instruments	447
Salaries and social security liabilities	3,173
Group of liabilities held for sale	20,646
TOTAL LIABILITIES	387,080
TOTAL NET ASSETS	44,580
Non-controlling interest	(44,810)
Result for loss of control	230
Recycling of currency translation adjustment and other reserves	(2,026)
Total result for loss of control (*)	(1,795)

(*) included within discontinued operations.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2020 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost), except as mentioned in Note 33. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in Note 33.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. As described in Note 1, the Group lost control of IDBD and has reclassified its results to discontinued operations. Segment information for the period ended September 30, 2019 has been recast for the purposes of comparability with the present period. Segment information for the period ended September 30, 2019 has been recast for the purposes of comparability with the present period

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended September 30, 2020 and 2019:

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended September 30, 2020:

	09.30.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	8,355	1,219	-	1,219	9,574	(8)	405	(295)	9,676
Costs	(7,141)	(651)	-	(651)	(7,792)	14	(460)	254	(7,984)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	662	-	-	-	662	-	-	17	679
Changes in the net realizable value of agricultural products after harvest	528	-	-	-	528	-	-	-	528
Gross profit	2,404	568	-	568	2,972	6	(55)	(24)	2,899
Gain from disposal of farmlands	81	-	-	-	81	-	-	-	81
Net gain from fair value adjustment of investment properties	46	24,467	-	24,467	24,513	(837)	-	-	23,676
General and administrative expenses	(336)	(651)	(5)	(656)	(992)	1	-	12	(979)
Selling expenses	(773)	(452)	-	(452)	(1,225)	2	-	10	(1,213)
Other operating results, net	288	(25)	-	(25)	263	1	9	2	275
Management fees	-	-	-	-	-	-	(470)	-	(470)
Profit / (Loss) from operations	1,710	23,907	(5)	23,902	25,612	(827)	(516)	-	24,269
Share profit of associates and joint ventures	(12)	(472)	-	(472)	(484)	618	-	-	134
Segment profit / (loss)	1,698	23,435	(5)	23,430	25,128	(209)	(516)	-	24,403

Reportable assets	39,299	185,296	1,399	186,695	225,994	(932)	-	41,832	266,894
Reportable liabilities	-	-	(2,355)	(2,355)	(2,355)	-	-	(171,857)	(174,212)
Net reportable assets	39,299	185,296	(956)	184,340	223,639	(932)	-	(130,025)	92,682

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended September 30, 2019:

	09.30.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	8,777	3,613	-	3,613	12,390	(26)	909	(191)	13,082
Costs	(7,520)	(744)	-	(744)	(8,264)	11	(956)	119	(9,090)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	466	-	-	-	466	-	-	45	511
Changes in the net realizable value of agricultural products after harvest	531	-	-	-	531	-	-	-	531
Gross profit	2,254	2,869	-	2,869	5,123	(15)	(47)	(27)	5,034
Net gain from fair value adjustment of investment properties	25	12,644	-	12,644	12,669	(548)	-	-	12,121
Gain from disposal of farmlands	290	-	-	-	290	-	-	-	290
General and administrative expenses	(376)	(648)	(28)	(676)	(1,052)	5	-	15	(1,032)
Selling expenses	(805)	(301)	-	(301)	(1,106)	5	-	10	(1,091)
Other operating results, net	436	(63)	-	(63)	373	-	12	(2)	383
Profit / (Loss) from operations	1,824	14,501	(28)	14,473	16,297	(553)	(35)	(4)	15,705
Share profit of associates and joint ventures	108	346	-	346	454	416	-	-	870
Segment profit / (loss)	1,932	14,847	(28)	14,819	16,751	(137)	(35)	(4)	16,575

Reportable assets	39,188	132,660	542,703	675,363	714,551	(709)	-	11,462	725,304
Reportable liabilities	-	-	(480,535)	(480,535)	(480,535)	-	-	4,653	(475,882)
Net reportable assets	39,188	132,660	62,168	194,828	234,016	(709)	-	16,115	249,422

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (55) and Ps. (43) corresponding to Expenses and FPC as of September 30, 2020 and 2019, respectively.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 15 as of September 30, 2020.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	09.30.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	5,741	-	-	2,614	8,355
Costs	(4,923)	(8)	-	(2,210)	(7,141)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	662	-	-	-	662
Changes in the net realizable value of agricultural products after harvest	528	-	-	-	528
Gross profit / (loss)	2,008	(8)	-	404	2,404
Gain from disposal of farmlands	-	81	-	-	81
Net gain from fair value adjustment of investment properties	-	46	-	-	46
General and administrative expenses	(206)	(1)	(57)	(72)	(336)
Selling expenses	(534)	-	-	(239)	(773)
Other operating results, net	(1,097)	1,320	-	65	288
Profit / (loss) from operations	171	1,438	(57)	158	1,710
Share of loss of associates and joint ventures	(7)	-	-	(5)	(12)
Segment profit / (loss)	164	1,438	(57)	153	1,698

Investment properties	4,895	-	-	-	4,895
Property, plant and equipment	22,548	192	-	61	22,801
Investments in associates	409	-	-	300	709
Other reportable assets	6,432	-	-	4,462	10,894
Reportable assets	34,284	192	-	4,823	39,299

	09.30.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	6,222	-	-	2,555	8,777
Costs	(5,431)	(7)	-	(2,082)	(7,520)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	453	-	-	13	466
Changes in the net realizable value of agricultural products after harvest	531	-	-	-	531
Gross profit / (loss)	1,775	(7)	-	486	2,254
Net gain from fair value adjustment of investment properties	-	25	-	-	25
Gain from disposal of farmlands	-	290	-	-	290
General and administrative expenses	(249)	(1)	(51)	(75)	(376)
Selling expenses	(591)	-	-	(214)	(805)
Other operating results, net	172	211	-	53	436
Profit / (loss) from operations	1,107	518	(51)	250	1,824
Share of profit of associates and joint ventures	17	-	-	91	108
Segment profit / (loss)	1,124	518	(51)	341	1,932

Investment properties	2,977	-	-	-	2,977
Property, plant and equipment	23,954	185	-	799	24,938
Investments in associates	412	-	-	292	704
Other reportable assets	7,320	-	-	3,249	10,569
Reportable assets	34,663	185	-	4,340	39,188

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	09.30.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	367	542	39	6	263	-	2	1,219
Costs	(134)	(46)	(97)	(128)	(221)	-	(25)	(651)
Gross profit / (loss)	233	496	(58)	(122)	42	-	(23)	568
Net (loss) / profit from fair value adjustment of investment properties (i)	1,178	12,653	10,096	-	2	-	538	24,467
General and administrative expenses	(328)	(88)	(66)	(57)	(17)	(74)	(21)	(651)
Selling expenses	(73)	(38)	(305)	(19)	(16)	-	(1)	(452)
Other operating results, net	(24)	(1)	(6)	8	-	-	(2)	(25)
Profit / (Loss) from operations	986	13,022	9,661	(190)	11	(74)	491	23,907
Share of profit / (loss) of associates and joint ventures	-	-	(7)	-	(387)	-	(78)	(472)
Segment profit / (loss)	986	13,022	9,654	(190)	(376)	(74)	413	23,435

Investment and trading properties	54,124	72,026	43,899	-	103	-	1,986	172,138
Property, plant and equipment	230	173	-	2,071	-	-	-	2,474
Investment in associates and joint ventures	-	-	565	-	1,781	-	7,153	9,499
Other reportable assets	117	131	809	25	-	-	103	1,185
Reportable assets	54,471	72,330	45,273	2,096	1,884	-	9,242	185,296

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) For the three-month period ended September 30, 2020, the net gain from fair value adjustment of investment properties was Ps. 24,467. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a) gain of Ps.19,713.7 as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flows from shopping malls revenues;
(b) loss of Ps.22,963.3 due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c) an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244.
(d) positive impact of Ps. 14,539.7 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(e) Additionally, due to the impact of the inflation adjustment, Ps. 12,160.3 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

	09.30.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,086	698	84	702	3	-	40	3,613
Costs	(180)	(38)	(57)	(431)	(4)	-	(34)	(744)
Gross profit / (loss)	1,906	660	27	271	(1)	-	6	2,869
Net gain from fair value adjustment of investment properties	602	6,591	5,153	-	-	-	298	12,644
General and administrative expenses	(256)	(54)	(66)	(107)	(41)	(88)	(36)	(648)
Selling expenses	(141)	(29)	(53)	(77)	-	-	(1)	(301)
Other operating results, net	(27)	(5)	(16)	(4)	(1)	-	(10)	(63)
Profit / (Loss) from operations	2,084	7,163	5,045	83	(43)	(88)	257	14,501
Share of loss of associates and joint ventures	-	-	1	-	(228)	-	573	346
Segment profit / (loss)	2,084	7,163	5,046	83	(271)	(88)	830	14,847

Investment and trading properties	54,964	39,413	35,601	-	116	-	1,443	131,537
Property, plant and equipment	262	1,025	-	2,256	234	-	-	3,777
Investment in associates and joint ventures	-	-	574	-	(9,619)	-	5,817	(3,228)
Other reportable assets	118	131	198	30	-	-	97	574
Reportable assets	55,344	40,569	36,373	2,286	(9,269)	-	7,357	132,660

Below is a summarized analysis of the lines of business of Group’s operations center in Israel:

	09.30.20
	Real Estate	Corporate	Others	Total
Revenues	-	-	-	-
Costs	-	-	-	-
Gross profit	-	-	-	-
Net loss from fair value adjustment of investment properties	-	-	-	-
General and administrative expenses	-	(5)	-	(5)
Selling expenses	-	-	-	-
Impairment of associates	-	-	-	-
Other operating results, net	-	-	-	-
Profit from operations	-	(5)	-	(5)
Share of loss of associates and joint ventures	-	-	-	-
Segment profit	-	(5)	-	(5)

Reportable assets	-	1,399	-	1,399
Reportable liabilities	-	(2,355)	-	(2,355)
Net reportable assets	-	(956)	-	(956)

	09.30.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	(28)	-	(28)
Selling expenses	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-
Profit / (Loss) from operations	-	-	-	-	(28)	-	(28)
Share of (loss) / profit of associates and joint ventures	-	-	-	-	-	-	-
Segment profit / (loss)	-	-	-	-	(28)	-	(28)

Reportable assets	204,587	34,536	159,317	20,065	74,195	50,003	542,703
Reportable liabilities	(165,817)	-	(127,182)	-	(27,718)	(159,818)	(480,535)
Net reportable assets	38,770	34,536	32,135	20,065	46,477	(109,815)	62,168

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2020 and for the year ended June 30, 2019 were as follows:

	09.30.20	06.30.20
Beginning of the period / year	80,861	38,984
Adjustments of previous years (IFRS 9 and IAS 28)	-	(2,130)
Issuance of capital and contributions	8	3,070
Capital reduction	-	(114)
(Decrease) / Increase of interest in associates and joint ventures (iv)	(31,250)	2,986
Share of profit / (loss)	649	9,487
Other comprehensive income	326	(1,339)
Currency translation adjustment	(2,426)	10
Dividends (i)	(33)	(1,987)
Participation in other changes in equity	28	-
Deconsolidation (iii)	(34,721)	31,409
Reclassification to held-for-sale	-	(2,228)
Incorporation by business combination	-	2,710
Others	(8)	3
End of the period / year (ii)	13,434	80,861

(i)
See Note 28.
(ii)
As of September 30, 2020, and June 30, 2019 includes Ps. (15) and (18) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19)
(iii)
The amount as of September 30, 2021 corresponds to the effect of the deconsolidation of IDBD (See note 4.E). Regarding the amount as of June 30, 2020, it corresponds to the effect of the deconsolidation of Gav-Yam (See Note 4 to the consolidated Financial Statements as of June 30, 2020)
(iv)
Mainly corresponds to the sale of the remaining equity interest in Shufersal in July 2020

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	09.30.20	06.30.20	09.30.20	06.30.20	09.30.20	09.30.19
Associates
New Lipstick	49.96%	49.96%	173	503	(330)	(2,141)
BHSA	29.91%	29.91%	4,327	4,385	(60)	477
Condor	18.89%	18.89%	1,548	1,594	(55)	(17)
PBEL	N/A	45.40%	-	-	-	-
Shufersal	N/A	26.02%	-	30,263	17	-
Mehadrin	N/A	45.41%	-	-	-	-
Gav-Yam	N/A	N/A	-	29,365	28	-
TGLT S.A. (1)	30.50%	N/A	2,166	2,217	(39)	-
Quality	50.00%	50.00%	2,892	2,262	622	400
La Rural S.A.	50.00%	50.00%	235	219	16	81
Cresca S.A.	50.00%	50.00%	22	22	-	4
Other associates and joint ventures	-	-	2,071	10,031	(1,976)	1,623
Total associates and joint ventures			13,434	80,861	(1,777)	427

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (9)	(*) (31)
BHSA	Argentina	Financing	448,689,072	(***) 1,500	(***) (194)	(***) 14,001
Condor	U.S.	Hotel	2,245,100	(*) 232	(*) (10)	(*) 76
PBEL	India	Real estate	N/A	(**) (2)	(**) -	(**) (2)
Shufersal	Israel	Retail	N/A	(**) 1,399	(**) 80	(**) 1,930
Mehadrin	Israel	Agricultural	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Real estate	N/A	(**) 1,356	(**) 68	(**) 3,526
TGLT S.A. (1)	Argentina	Real estate	279,502,813	925	(477)	6,295
Quality	Argentina	Real estate	163,039,244	406	1,243	5,717
La Rural S.A.	Argentina	Organization of events	714,498	1	224	327

(1)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-monthlag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of September 30, 2020 according to NIIF.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2019 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 09.30.20	Total as of 06.30.20
Fair value at the beginning of the period / year	4,445	205,810	33,965	3,485	81	247,786	360,661
Adjustments of previous years (IFRS 15)	-	-	-	-	-	-	459
Additions	-	145	-	-	-	145	5,877
Capitalized finance costs	-	-	-	-	-	-	-
Capitalized leasing costs	-	16	1	-	-	17	21
Amortization of capitalized leasing costs (i)	-	(3)	-	-	-	(3)	(16)
Transfers	444	-	-	-	-	444	(24,400)
Incorporation by business combination	-	-	-	-	-	-	263
Deconsolidation	-	(82,115)	(855)	(1,281)	-	(84,251)	(169,600)
Disposals	-	(9,607)	-	-	-	(9,607)	(16,312)
Currency translation adjustment	(42)	(8,626)	(87)	(142)	-	(8,897)	56,832
Net gain / (loss) from fair value adjustment	48	13,448	9,326	816	18	23,656	34,001
Fair value at the end of the period / year	4,895	119,068	42,350	2,878	99	169,290	247,786

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).

The following amounts have been recognized in the Statements of Income:

	09.30.20	09.30.19
Rental and services income	1,366	3,746
Direct operating expenses	(718)	1,326
Development expenses	(17)	23
Net realized gain from fair value adjustment of investment properties	187	-
Net unrealized loss from fair value adjustment of investment properties	23,489	12,121

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions September 30, 2020, considering the market conditions existing at that date due to the pandemic described in Note 33, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2020 and for the year ended June 30, 2019 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 09.30.20	Total as of 06.30.20
Costs	28,063	2,208	15,306	2,793	102,770	16,888	168,028	153,445
Accumulated depreciation	(2,515)	(993)	(8,373)	(1,944)	(80,040)	(9,617)	(103,482)	(95,197)
Net book amount at the beginning of the period / year	25,548	1,215	6,933	849	22,730	7,271	64,546	58,248

Additions	198	11	81	7	417	628	1,342	7,379
Disposals	(13)	-	(24)	(1)	(40)	(42)	(120)	(3,766)
Deconsolidation	(4,373)	-	(3,071)	(570)	(20,300)	(6,082)	(34,396)	(1,142)
Assets incorporated by business combinations	-	-	-	-	-	-	-	10,199
Currency translation adjustment	(294)	(2)	(248)	(44)	(1,637)	(489)	(2,714)	4,619
Transfers	90	-	(11)	-	-	-	79	(2,706)
Depreciation charges (i)	(87)	(161)	(195)	(22)	(1,170)	(771)	(2,406)	(8,285)
Balances at the end of the period / year	21,069	1,063	3,465	219	-	515	26,331	64,546

Costs	22,784	1,872	6,491	2,093	-	1,129	34,369	177,957
Accumulated depreciation	(1,715)	(809)	(3,026)	(1,874)	-	(614)	(8,038)	(113,411)
Net book amount at the end of the period / year	21,069	1,063	3,465	219	-	515	26,331	64,546

(i)
Amortization charge was recognized in the amount of Ps. 584 under "Costs" as of September 30, 2020, in the Statements of Income (Note 25), Ps. 274 were capitalized as part of the cost of the biological assets and Ps. 2,042 corresponds to discontinued operations.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2020 and for the year ended June 30, 2019 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 09.30.20	Total as of 06.30.20
Beginning of the period / year	2,179	891	4,651	7,721	9,019
Additions	-	19	278	297	2,397
Capitalized finance costs	-	93	-	93	100
Currency translation adjustment	(139)	(13)	(269)	(421)	947
Transfers	139	(139)	-	-	231
Impairment	-	-	-	-	(167)
Deconsolidation	(1,526)	(101)	(3,885)	(5,512)	-
Disposals	(557)	(74)	-	(631)	(4,806)
End of the period / year	96	676	775	1,547	7,721

Non-current				1,329	5,228
Current				218	2,493
Total				1,547	7,721

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2020 and for the year ended June 30, 2019 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 09.30.20	Total as of 06.30.20
Costs	6,267	8,932	10,785	16,745	11,323	13,549	67,601	60,205
Accumulated amortization	-	(720)	(8,180)	(14,081)	(6,742)	(7,528)	(37,251)	(32,195)
Net book amount at the beginning of the period / year	6,267	8,212	2,605	2,664	4,581	6,021	30,350	28,010
Additions	-	-	-	20	293	634	947	4,884
Disposals	-	-	-	-	(79)	-	(79)	(167)
Deconsolidation	(5,859)	(7,607)	(2,360)	(2,251)	(3,514)	(4,603)	(26,194)	-
Transfers	-	-	-	-	(3)	-	(3)	(58)
Assets incorporated by business combination	-	-	-	-	-	-	-	73
Currency translation adjustment	(104)	(585)	(186)	(195)	(316)	(388)	(1,774)	6,196
Impairment	-	-	-	-	-	-	-	(3,532)
Amortization charges (i)	-	(20)	(59)	(238)	(749)	(559)	(1,625)	(5,056)
Balances at the end of the period / year	304	-	-	-	213	1,105	1,622	30,350

Costs	304	-	-	-	693	1,527	2,524	67,601
Accumulated amortization	-	-	-	-	(480)	(422)	(902)	(37,251)
Net book amount at the end of the period / year	304	-	-	-	213	1,105	1,622	30,350

(i)
Amortization charge was recognized in the amount of Ps. 6 under "Costs", in the amount of Ps. 33 under "General and administrative expenses" as of September 30, 2020 in the Statements of Income (Note 24) and Ps. 1,586 corresponds to discontinued operations.

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2020 and June 30, 2020 are the following:

	09.30.20	06.30.20
Farmland	2,693	2,182
Offices, shopping malls and other buildings	8	4,431
Communication networks	-	11,846
Machinery and equipment	61	37
Others	617	5,111
Right-of-use assets	3,379	23,607

Non-current	3,379	23,607
Total	3,379	23,607

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The depreciation charge of the right-of use-assets is detailed below:

	09.30.20	09.30.19
Farmland	62	273
Offices, shopping malls and other buildings	397	579
Communication networks	2,293	3,397
Others	646	1,096
Depreciation charge of right-of-use assets	3,398	5,345

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy three-month period ended September 30, 2020 and for the year ended June 30, 2019 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 09.30.20	Total as of 06.30.20
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	262	1,154	1,105	2,292	31	35	4,879	6,029
Purchases	-	-	-	88	-	-	88	308
Changes by transformation	(95)	95	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	165	519	(3)	(2)	-	679	3,029
Decrease due to harvest	-	(1,994)	(1,626)	-	-	-	(3,620)	(13,961)
Sales	-	-	-	(499)	-	-	(499)	(1,732)
Consumes	-	-	-	(2)	-	(2)	(4)	(398)
Costs for the period / year	735	761	1,044	358	-	-	2,898	12,306
Addition	-	-	-	-	-	-	-	67
Foreign exchange gain	(10)	15	(4)	(7)	-	-	(6)	(769)
Balances at the end of the period / year	892	196	1,038	2,227	29	33	4,415	4,879
	-							-
Non-current (Production)	-	-	-	1,922	26	33	1,981	1,894
Current (Consumable)	892	196	1,038	305	3	-	2,434	2,985
Net book amount at the end of the period / year	892	196	1,038	2,227	29	33	4,415	4,879

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. (5) and Ps. 280 for the three-month periods ended September 30, 2020 and for the fiscal year ended June 30, 2019, respectively; amounts of Ps. 211 and Ps. 292, was attributable to price changes, and amounts of Ps. (216) and Ps. 12, was attributable to physical changes, respectively.

During the three-month period ended September 30, 2020, there were transfers between the fair value hierarchies 1 and 3 of grain seeding (due to the degree of phenological growth of the crop) for Ps. 95. There were also no reclassifications between categories thereof.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. (3,620) and Ps. (13,974) for the three-month period ended September 30, 2020 and the year ended June 30, 2019, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of September 30, 2020, and June 30, 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of September 30, 2020 and June 30, 2020 are as follows:

	09.30.20	06.30.20
Crops	1,958	2,904
Materials and supplies	2,128	1,519
Seeds and fodders	348	296
Sugarcane	15	4
Agricultural inventories	4,449	4,723
Telephones and other communication equipment	-	3,196
Others	65	1,845
Total inventories	4,514	9,764

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2020 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
September 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	16,672	-	-	-	16,672	6,529	23,201
Investment in financial assets:
- Public companies’ securities	-	335	-	177	512	-	512
- Bonds	-	1,548	-	-	1,548	-	1,548
- Mutual funds	-	139	-	-	139	-	139
-Others	11	288	931	26	1,256	-	1,256
Derivative financial instruments:
- Crops options contracts	-	-	-	-	-	-	-
- Crops futures contracts	-	6	-	-	6	-	6
- Foreign-currency future contracts	-	9	17	-	26	-	26
- Swaps	-	-	10	-	10	-	10
- Others	-	35	-	-	35	-	35
Restricted assets (i)	77	-	-	-	77	-	77
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	7,703	-	-	-	7,703	-	7,703
- Short-term investments	421	5,099	-	-	5,520	-	5,520
Total assets	24,884	7,459	958	203	33,504	6,529	40,033

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
September 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	11,465	-	-	-	11,465	5,014	16,479
Borrowings (excluding finance lease liabilities) (Note 20)	99,790	-	-	-	99,790	-	99,790
Derivative financial instruments:
- Crops options contracts	-	416	3	-	419	-	419
- Crops futures contracts	-	1,309	-	-	1,309	-	1,309
- Foreign-currency contracts	-	320	96	-	416	-	416
- Swaps	-	-	89	-	89	-	89
Total liabilities	111,255	2,045	188	-	113,488	5,014	118,502

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2019 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	62,180	-	-	-	62,180	18,446	80,626
Investment in financial assets:
- Equity securities in public companies	-	618	248	-	866	-	866
- Equity securities in private companies	-	-	-	3,132	3,132	-	3,132
- Deposits	1,029	66	-	-	1,095	-	1,095
- Bonds	-	8,422	1,554	-	9,976	-	9,976
- Mutual funds	-	4,796	-	-	4,796	-	4,796
- Others	-	2,382	872	250	3,504	-	3,504
Derivative financial instruments:
- Crops futures contracts	-	93	-	-	93	-	93
- Swaps	-	16	-	-	16	-	16
- Warrants	-	-	-	-	-	-	-
- Crops options contracts	-	17	138	-	155	-	155
- Foreign-currency options contracts	-	-	18	-	18	-	18
- Foreign-currency future contracts	-	-	-	153	153	-	153
- Others	66	-	22	-	88	-	88
Restricted assets (ii)	8,768	-	-	-	8,768	-	8,768
Financial assets held for sale
- Clal	-	3,636	-	-	3,636	-	3,636
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	29,100	-	-	-	29,100	-	29,100
- Short-term investments	68,647	10,905	-	-	79,552	-	79,552
Total assets	169,790	30,951	2,852	3,535	207,128	18,446	225,574

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	33,296	-	-	-	33,296	8,484	41,780
Borrowings (excluding finance lease liabilities) (Note 21)	450,866	-	-	-	450,866	-	450,866
Derivative financial instruments:
- Crops futures contracts	-	76	-	-	76	-	76
- Forward contracts	-	40	-	-	40	-	40
- Crops options contracts	-	184	54	-	238	-	238
- Foreign-currency options contracts	-	-	102	-	102	-	102
- Swaps	-	-	66	-	66	-	66
- Others	-	-	1,029	22	1,051	-	1,051
Total liabilities	484,162	300	1,251	22	485,735	8,484	494,219

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2020, except for what is mentioned in Note 34.

As of September 30, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Promissory note	Theoretical price	Acquisition agreement.	Level 2	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2020 and June 30, 2020:

	Derivative financial instruments – Forwards	Investments in financial assets - Private companies	Investments in financial assets - Others	Investments in financial assets - Public companies	Derivative financial instruments	Total as of 09.30.20	Total as of 06.30.20
Balances at beginning of the period / year	(22)	3,132	250	-	153	3,513	4,460
Additions and acquisitions	-	-	-	-	-	-	38
Transfer to level 1	-	-	-	247	-	247	378
Currency translation adjustment	-	-	-	-	-	-	883
Disposals	-	-	-	-	-	-	(1,709)
Write off	22	(3,132)	(219)	-	(153)	(3,482)	-
Gain / (loss) for the period / year (i)	-	-	(5)	(70)	-	(75)	(537)
Balances at the end of the period / year	-	-	26	177	-	203	3,513

(i) Included within “Financial results, net” in the Statements of Income.

16.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2020 and June 30, 2020 are as follows:

	09.30.20	06.30.20
Trade, leases and services receivable	15,073	49,437
Less: allowance for doubtful accounts	(787)	(4,144)
Total trade receivables	14,286	45,293
Prepayments	3,625	12,745
Borrowings, deposits and others	1,222	8,227
Guarantee deposits	3	3
Tax receivables	1,658	1,666
Others	1,620	8,548
Total other receivables	8,128	31,189
Total trade and other receivables	22,414	76,482

Non-current	7,323	29,418
Current	15,091	47,064
Total	22,414	76,482

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.20	06.30.20
Beginning of the period / year	4,144	2,913
Incorporation by business combination	-	(194)
Additions (i)	357	1,164
Recovery (i)	(72)	(122)
Currency translation adjustment	(235)	1,189
Receivables written off during the period / year as uncollectable	(21)	(775)
Deconsolidation	(3,328)	(22)
Inflation adjustment	(57)	(28)
Transfers to assets held for sale	(1)	19
End of the period / year	787	4,144

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 25).

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2020 and 2019:

	Note	09.30.20	09.30.19
Profit / (Loss) for the period		7,526	9,492
Profit from discontinued operations		6,396	(13,887)
Adjustments for:
Income tax	21	7,977	2,719
Amortization and depreciation	24	165	155
Net (gain) / loss from fair value adjustment of investment properties		(23,676)	(15,797)
Changes in the fair value of investments in financial assets		361	(220)
Gain from disposal of intangible assets		-	(111)
Financial results, net		(2,009)	22,345
Provisions and allowances		(472)	202
Share of loss / (profit) of associates and joint ventures		(134)	(870)
(Gain) / Loss from repurchase of Non-convertible Notes		-	1
Changes in net realizable value of agricultural products after harvest		(528)	(533)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(823)	(775)
Unrealized gain from derivative financial instruments		982	(1)
Other operating results		130	(4)
Gain from disposal of farmlands		(81)	(290)

Changes in operating assets and liabilities:
Decrease / (Increase) in inventories		795	72
Decrease in trading properties		256	(52)
Decrease / (Increase) in biological assets		1,869	2,732
Increase in restricted assets		1,157	-
Decrease in trade and other receivables		(1,344)	1,507
Decrease in trade and other payables		4,021	(1,511)
Increase / (Decrease) in salaries and social security liabilities		(156)	(513)
Decrease in provisions		(18)	(194)
Increase in lease liabilities		510	(138)
Net variation in derivative financial instruments		(24)	31
Decrease in right of use		(767)	-
Net cash generated by continuing operating activities before income tax paid		2,113	4,360
Net cash generated by discontinued operating activities before income tax paid		2,405	7,897
Net cash generated by operating activities before income tax paid		4,518	12,257

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2020 and 2019:

	09.30.20	09.30.19
Issuance of Negotiable Obligations through an early cancellation of Negotiable Obligations	-	5
Increase in property, plant and equipment through a decrease in investment properties	-	618
Increase in property, plant and equipment through increased business and other debt	-	36
Investment property growth through increased business and other debt	-	511
Increase of use rights through a decrease in property, plant and equipment	-	23
Distribution of dividends at non-controlling interest pending payment	-	18
Increased investment in associates and joint ventures through increased sales credits and other credits	-	26
Increase in investment properties through a decrease in financial assets	-	299
Disposal of investments in associates and joint ventures through a reclassification to assets available for sale	-	4,434
Increase in participation in subsidiaries, associates and joint ventures due to temporary translation differences	(2)	-
Increase in properties for sale through increased loans	12	-
Increase in investment properties through an increase in loans	81	-
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	11	-
Withdrawal of participation in associates and joint ventures	31,250	-
Increase in rights of use through an increase in lease liabilities	24	-

18.
Trade and other payables

Group’s trade and other payables as of September 30, 2020 and June 30, 2020 were as follows:

	09.30.20	06.30.20
Trade payables	5,571	24,384
Advances from sales, leases and services	3,043	2,123
Construction obligations	-	438
Accrued invoices	1,386	1,314
Deferred income	-	153
Admission fees	945	1,095
Deposits in guarantee	159	109
Total trade payables	11,104	29,616
Dividends payable to non-controlling interests	141	382
Taxes payable	953	802
Management fees	660	205
Others	3,621	10,775
Total other payables	5,375	12,164
Total trade and other payables	16,479	41,780

Non-current	2,759	3,215
Current	13,720	38,565
Total	16,479	41,780

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Other provisions	Total as of 09.30.20	Total as of 06.30.20
Beginning of period / year	2,721	18	482	2,737	5,958	15,023
Additions	15	-	20	(79)	(44)	542
Contributions	-	-	-	-	-	61
Transfers	(2)	-	-	-	(2)	-
Inflation adjustment	(19)	-	-	-	(19)	(86)
Recovery	(7)	-	-	-	(7)	(19)
Share of loss in associates and joint ventures	-	(3)	-	-	(3)	(8,032)
Incorporation by business combination	(2,217)	-	(468)	(2,400)	(5,085)	-
Currency translation adjustment	(176)	-	(34)	(238)	(448)	511
Used during the period / year	(44)	-	-	(20)	(64)	(2,042)
End of period / year	271	15	-	-	286	5,958

Non-current					175	3,328
Current					111	2,630
Total					286	5,958

(i)
Additions and recovery are included in "Other operating results, net". Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures "

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of September 30, 2020 and June 30, 2020 was as follows:

	Book value		Fair value
	09.30.20	06.30.20	09.30.20	06.30.20
NCN	74,826	369,287	70,449	298,047
Bank loans	14,758	75,234	50,257	63,467
Bank overdrafts	9,045	4,611	9,045	3,480
Other borrowings (i)	1,161	1,735	1,161	7,004
Total borrowings (ii)	99,790	450,867	130,912	371,998

Non-current	52,255	344,946
Current	47,535	105,921
Total	99,790	450,867

(i)
Includes finance leases in the amount of Ps. 347 as of June 30, 2019.
(ii)
Includes Ps. 269,504 and Ps. 373,564 as of September 30, 2020 and June 30, 2020, respectively, corresponding to the Operations Center in Israel.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Issuance of CRESUD Non-convertible Notes

On August 31, 2020, the seventeenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500 million. The main characteristics of the issuance are detailed bellow:

● Series XXX: denominated in dollars and payable in pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0 million at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.0% of Nominal Value. Proceeds will be mainly used for debt refinancing.

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 million Non-convertible Notes in the local market through the following instruments:

● Ps. 335.2 (equivalent to USD 4.7 million) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

● US$ 33.7 million Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds will be used to refinance short-term indebtedness.

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.
On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of Ps. 10,381 (US$ 140 million) and interest accrued as of such date in the amount of Ps. 134 (US$ 1.8 million) were paid.

21.
Taxation

The details of the Group’s income tax, is as follows:

	09.30.20	09.30.19
Current income tax	(129)	(460)
Deferred income tax	(7,848)	(2,259)
Income tax from continuing operations	(7,977)	(2,719)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2020 and 2019:

	09.30.20	09.30.19
Tax calculated at the tax rates applicable to profits in the respective countries	(6,728)	(57)
Permanent differences:
Share of (loss) / profit of joint ventures and associates	21	230
Tax rate differential	2,045	596
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(3,095)	(2,669)
Non-taxable profit, non-deductible expenses and others	169	1,117
Tax inflation adjustment	(1,622)	(2,282)
Fiscal transparency	-	149
Inflation adjustment permanent difference	1,233	197
Income tax from continuing operations	(7,977)	(2,719)

The gross movement in the deferred income tax account is as follows:

	09.30.20	06.30.20
Beginning of period / year	(52,258)	(60,739)
Deconsolidation	11,248	15,370
Currency translation adjustment	1,258	2,053
Revaluation surplus	(182)	220
Reserve for changes of non-controlling interest	1	83
Business combination and other assets held for sale	-	(1,282)
Charged to the Statement of Income	(7,628)	(7,963)
End of the period / year	(47,561)	(52,258)

Deferred income tax assets	949	998
Deferred income tax liabilities	(48,510)	(53,256)
Deferred income tax liabilities, net	(47,561)	(52,258)

22.
Revenues

	09.30.20	09.30.19
Beef	1,772	1,812
Crops	3,622	3,952
Sugarcane	1,454	1,742
Cattle	357	332
Supplies	393	296
Consignment	57	146
Advertising and brokerage fees	233	208
Agricultural rental and other services	64	50
Other	117	65
Income from sales and services from agricultural business	8,069	8,603
Trading properties and developments	299	80
Rental and services	1,302	3,696
Hotel operations, tourism services and others	6	703
Income from sales and services from urban properties and investment business	1,607	4,479
Total revenues	9,676	13,082

23.
Costs

	09.30.20	09.30.19
Other operative costs	8	7
Cost of property operations	8	7
Beef	1,341	1,491
Crops	3,055	3,295
Sugarcane	1,306	1,715
Cattle	499	390
Supplies	303	223
Consignment	201	57
Advertising and brokerage fees	110	97
Agricultural rental and other services	64	130
Cost of sales and services from agricultural business	6,879	7,398
Trading properties and developments	315	58
Rental and services	654	1,196
Hotel operations, tourism services and others	128	431
Cost of sales and services from sales and services from urban properties and investment business	1,097	1,685
Total costs	7,984	9,090

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 09.30.20	Total as of 09.30.19

Cost of sale of goods and services	-	430	-	-	430	155
Supplies and labors	1,708	1,414	1	63	3,186	3,069
Change in agricultural products and biological assets	-	4,015	-	-	4,015	4,243
Salaries, social security costs and other personnel expenses	148	644	363	57	1,212	1,636
Depreciation and amortization	536	103	61	1	701	519
Fees and payments for services	6	918	100	151	1,175	1,384
Maintenance, security, cleaning, repairs and others	26	285	71	1	383	669
Advertising and other selling expenses	-	22	-	13	35	188
Taxes, rates and contributions	12	67	28	512	619	554
Interaction and roaming expenses	-	39	-	-	39	31
Director's fees	-	-	308	-	308	170
Leases and service charges	2	29	12	6	49	70
Allowance for doubtful accounts, net	-	-	-	47	47	45
Freights	26	5	-	309	340	460
Bank expenses	-	-	24	-	24	24
Conditioning and clearance	-	-	-	41	41	84
Travel, library expenses and stationery	13	6	8	2	29	60
Other expenses	421	7	3	10	441	456
Total as of 09.30.20	2,898	7,984	979	1,213	13,074
Total as of 09.30.19	2,604	9,090	1,032	1,091	-	13,817

(i)
Includes Ps. 8 and Ps. 7 of other agricultural operating costs as of September 30, 2020 and 2019, respectively.

25.
Other operating results, net

	09.30.20	09.30.19
Gain from commodity derivative financial instruments	(1,053)	156
Gain from disposal of subsidiaries and associates	-	(8)
Donations	(19)	(40)
Lawsuits and other contingencies	(28)	(31)
Interest earned on operating assets	1,387	278
Others	(12)	28
Total other operating results, net	275	383

26.
Financial results, net

	09.30.20	09.30.19
Financial income
Interest income	177	99
Dividends income	12	-
Other financial income	27	-
Total financial income	216	99
Financial costs
Interest expenses	(2,682)	(2,692)
Result for debt swap	(5)	(3)
Other financial costs	(293)	(259)
Total financial costs	(2,980)	(2,954)
Capitalized finance costs	93	46
Total finance costs	(2,887)	(2,908)
Other financial results:
Foreign exchange, net	(118)	(14,786)
Fair value gains of financial assets and liabilities at fair value through profit or loss	640	(332)
Gain from repurchase of Non-convertible notes	15	7
(Loss) / Gain from derivative financial instruments (except commodities)	(547)	84
Total other financial results	(10)	(15,027)
Inflation adjustment	177	(415)
Total financial results, net	(2,504)	(18,251)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2020 and June 30, 2020:

Item	09.30.20	06.30.20
Trade and other receivables	130	1.130
Investments in financial assets	222	290
Trade and other payables	(697)	(351)
Borrowings	(49)	(225)
Total	(394)	844

Related party	09.30.20	06.30.20	Description of transaction	Rubro
Agro Uranga S.A.	8	-	Sale of goods and / or services receivable	Trade and other receivables
	(8)	-	Futures and options payable	Trade and other payables
Condor	222	290	Public companies' securities	Investments in financial assets
New Lipstick LLC	18	17	Reimbursement of expenses receivable	Trade and other receivables
	-	(83)	Loans payable	Borrowings
Other associates and joint ventures	-	90	Leases and/or rights of use receivable	Trade and other receivables
	-	219	Dividends receivables	Trade and other receivables
	-	9	Management fees receivable	Trade and other receivables
	(29)	(29)	Loans payable	Borrowings
	127	131	Reimbursement of expenses receivable	Trade and other receivables
	(1)	(1)	Reimbursement of expenses payable	Trade and other payables
Total associates and joint ventures	337	643
CAMSA and its subsidiaries	1	1	Reimbursement of expenses receivable	Trade and other payables
	(660)	(205)	Reimbursement of expenses receivable	Trade and other receivables
IRSA Real Estate Strategies LP	-	125	Dividends receivable	Trade and other receivables
BHN Vida	(20)	(56)	Leases and/or rights of use receivable	Trade and other payables
Other related parties (i)	39	-	Other liabilities	Trade and other payables
	(87)	-	Leases and/or rights of use receivable	Trade and other receivables
	-	(57)	Dividends receivable	Trade and other receivables
	16	528	Reimbursement of expenses receivable	Trade and other receivables
Total other related parties	(711)	336
IFISA	8	6	Financial operations receivable	Trade and other receivables
	8	6
Directors and Senior Management	(28)	(145)	Fees for services received	Trade and other payables
	-	4
Total Directors and Senior Management	(28)	(141)
Total	(394)	844

(i)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

The following is a summary of the results with related parties for the three-month periods ended September 30, 2020 and 2019:

Related party	09.30.20	09.30.19	Description of transaction
Agrofy S.A.	-	3	Management fees / Directory
BACS	28	-	Leases and/or rights of use
	(69)	-	Financial operations
Other associates and joint ventures	-	41	Leases and/or rights of use
	-	(3)	Comissions
Total associates and joint ventures	(41)	41
CAMSA and its subsidiaries	(470)	-	Management fee
Other related parties (i)	13	40	Leases and/or rights of use
	(20)	-	Fees and remunerations
	(9)	-	Corporate services
	(1)	(12)	Legal services
	(6)	-	Financial operations
	-	-	Comissions
	-	(14)	Donations
Total other related parties	(493)	14
IFISA	2	-	Financial operations
Total Parent Company	2	-
Directors	(515)	(155)	Compensation of Directors and senior management
	(10)	-	Fees and remunerations
Senior Management	(7)	(8)	Compensation of Directors and senior management
Total Directors and Senior Management	(532)	(163)
Total	(1,064)	(108)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT S.A. and BHSA.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2020 and 2019:

Related party	09.30.20	09.30.19	Description of transaction
Quality	8	16	Irrevocable contributions
Manibil	-	94	Irrevocable contributions
Total contributions	8	110
Agro-Uranga S.A.	23	27	Dividends received
Uranga trading	10	-	Dividends received
Condor	-	36	Dividends received
Total dividends received	33	63
Inversiones Financieras del Sur S.A.	53	-	Buy and change of shares
Total other transactions	53	-

Stock loan granted

On October 18, 2019, the Board of Directors of Cresud approved the granting of a loan of 3,235,000 American Depositary Receipts ("ADRs") from IRSA Inversiones y Representaciones Sociedad Anónima, owned by the Company to Inversiones Financieras del Sur S.A., Company controlled by the president of our Company. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with stocks of equivalent value.

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 09.30.20	Total as of 09.30.19
Inventories at the beginning of the period / year	7,046	12,762	19,808	18,498
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	573	-	573	509
Changes in the net realizable value of agricultural products after harvest	486	-	486	532
Additions	7	-	7	-
Capitalized finance costs	-	-	-	45
Currency translation adjustment	(354)	8,263	7,909	1,080
Transfers	5	-	5	-
Harvest	2,500	-	2,500	3,444
Acquisitions and classifications	2,869	7,699	10,568	20,468
Consume	(519)	-	(519)	(538)
Disposals due to sales	-	(630)	(630)	(1,615)
Deconsolidation	-	(3,377)	(3,377)	3,247
Expenses incurred	971	-	971	800
Inventories at the end of the period / year	(6,705)	(1,612)	(8,317)	(19,244)
Cost as of 09.30.20	6,879	23,105	29,984	-
Cost as of 09.30.19	7,398	19,828	-	27,226

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.20	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	42	75.98	3,195	4,970
Euros	0	88.97	10	947
Chilean Pesos	3	1.79	5	-
Trade and other receivables related parties
US Dollar	0	75.98	28	322
Total Trade and other receivables			3,238	6,239
Investment in financial assets
US Dollar	7	75.98	547	4,166
Pounds	3	22.22	69	84
Total Investment in financial assets			616	4,250
Derivative financial instruments
US Dollar	0	75.98	10	88
Total Derivative financial instruments			10	88
Cash and cash equivalents
US Dollar	57	75.98	4,362	16,732
Euros	0	88.97	1	1,668
Uruguayan pesos	13	1.79	23	-
Total Cash and cash equivalents			4,386	18,400
Total Assets			8,250	28,977

Liabilities
Trade and other payables
US Dollar	200	76.18	15,203	15,811
Euros	-	98.49	-	328
Chilean pesos	1	1.79	2	-

Uruguayan pesos	1	76.18	76	-
Total Trade and other payables			15,281	16,139
Borrowings
US Dollar	641	76.18	48,825	99,246
Total Borrowings			48,825	99,246
Derivative financial instruments
US Dollar	9	76.18	698	310
Total Derivative financial instruments			698	310
Total Liabilities			64,804	115,695

(1)
Exchange rates as of September 30, 2020 and June 30, 2020, respectively according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

31.
Groups of assets and liabilities held for sale

The Group has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	09.30.20	06.30.20
Property, plant and equipment	709	39,529
Intangible assets	11	1,475
Investments in associates	-	241
Deferred income tax assets	-	876
Investment properties	-	-
Income tax credit	4	3
Inventories	377	382
Trade and other receivables	878	2,822
Cash and cash equivalents	5	1,842
Total group of assets held for sale	1,984	47,170
Trade and other payables	564	11,186
Payroll and social security liabilities	136	536
Employee benefits	-	416
Deferred and current income tax liabilities	31	2,133
Provisions	10	13
Borrowings	843	11,175
Total group of liabilities held for sale	1,584	25,459
Total net financial assets held for sale	400	21,711

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the current period (see Note 4) and the results of the comparative periods have been reclassified.

	09.30.20	09.30.19
Revenues	27,124	27,100
Costs	(22,008)	(18,143)
Gross profit	5,116	8,957
Net gain from fair value adjustment of investment properties	(20)	-
General and administrative expenses	(3,122)	(2,569)
Selling expenses	(2,974)	(3,185)
Other operating results, net (i)	(1,867)	19,881
Profit from operations	(2,867)	23,084
Share of profit of joint ventures and associates	515	(528)
Profit from operations before financing and taxation	(2,352)	22,556
Financial income	377	317
Finance costs	(4,946)	(7,321)
Other financial results	327	(1,624)
Financial results, net	(4,242)	(8,628)
Profit before income tax	(6,594)	13,928
Income tax	198	(41)
Profit for the period from discontinued operations	(6,396)	13,887

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	(3,154)	2,663
Non-controlling interest	(3,242)	11,224

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(6.315)	5.475
Diluted	(6.315)	5.309

(i) As of September 30, 2020, corresponds mainly to the loss of control of IDBD; As of September 30, 2019, it mainly corresponds to the result from the loss of control of Gav-Yam and the fair value measurement of the remaining investment.

33.
Other relevant events of the period

Economic context in which the company operates

The Company does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new coronavirus strain (SARS-COV-2), causing a severe acute respiratory syndrome (COVID-19), appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary actions intended to prevent the spread of the virus, including, travel bans, border shutdowns, closing of non-essential businesses, instructions to residents to practice social distancing and implementation of lockdowns, among others. The ongoing pandemic and these extraordinary governmental actions are affecting the worldwide economy and have rendered global financial markets highly volatile.

The first case of COVID-19 in Argentina was reported on March 3, 2020 and until November 8, 2020, more than 1,200,000 cases of infections had been confirmed in Argentina. As a result, the Argentine the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In view of this scenario, a severe downturn in the Argentine economy is expected.

After several negotiations between the Argentine Government and the bondholders, the Argentine Government announced the execution of an agreement in principle with the main groups of bondholders in order to avoid the default. On August 28, 2020, the Government informed that the holders of 93.55% of the aggregate outstanding principal amount of all bonds have accepted a debt exchange and, on August 31, 2020, the Argentine Government obtained the consents required to exchange and/or amend 99.01% of the aggregate outstanding principal amount of all series of eligible bonds. As of the date of these financial statements, the new bonds are already being traded on the market.

However, the Government still faces the challenge of arriving at a successful renegotiation of the debt with the IMF. A favorable outcome for Argentina and the restructuring of its debt with the IMF would have a positive impact on the Argentine economy in the mid- and long-term. On the contrary, failure to reach an agreement with foreign private creditors might lead Argentina to default on its sovereign debt and, as a result, this situation may trigger restrictions on the companies’ ability to obtain new financing.

At the local environment, the following circumstances may be noted:

●
In August 2020, an indicador called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of (11.6%) compared to the same month of 2019, and from 1,1% compared to the previous month.

●
The market expectations survey prepared by Central Bank in October 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 35.8% for 2020. The analysts who confirm the REM forecast a variation in real GDP for 2020 of (11.6)%. In turn, they foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 4.5%.

●
The interannual inflation as of September 30, 2020 reached 36.6%.

●
In the period from September 2019 to September 2020, the argentine peso depreciated 32.3% compared to the US dollar at the average wholesale exchange rate quoted byBanco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2020 the exchange gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 82%. This has an impact on the level of economic activity and detrimentally affects the reserves of the of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

On September 15, 2020, the Argentine Central Bank issued Communication “A” 7106 which establishes, among other things, that entities with principal maturities falling due between October 15, 2020 and March 31, 2021 related to the issuance of foreign-currency denominated publicly-registered debt securities in Argentina by private sector clients or by the entities themselves, must submit to the Argentine Central Bank a refinancing plan based on the following criteria: (a) the net amount for which access to the foreign exchange is granted within the original terms must not exceed 40% of the principal amount due, and (b) the remaining principal amount must have been refinanced through new foreign debt with an average life of at least 2 years. It is worth mentioning that for the maturities to be registered from the effective date of the communication (September 16, 2020) and until 12.31.2020, the refinancing plan must be submitted prior to 09.30.2020; and the submission deadline for the remaining maturities -between January 1, 2021 and March 31, 2021, must be submitted with a term of at least 30 calendar days before the maturity of the capital to be refinanced.

COVID-19 PANDEMIC

As described in the note on the economic context in which the Group operates, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are set out below:

The agricultural business of Cresud and its subsidiaries in Brazil, Paraguay and Bolivia continued to operate relatively normally; since the agricultural activity has been considered an essential activity in the countries where the Company operates. In any case, the effect of Covid-19 could cause changes in demand on a global scale and affect the prices of commodities in the international and local markets in the short term.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Because of the social, preventive and obligatory lockdown, shopping malls throughout the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls opened in the City and Greater Buenos Aires. As of October 31, 2020, all the Group’s shopping malls were open operating under strict protocols. However, the uncertainty of the situation could cause setbacks in the openings already made, as happened in some shopping malls in the interior of the country in previous months due to the increase in cases in those regions.

●
Given the closure of the shopping malls, the Group has decided to condone the billing and collection of the Insured Monthly Value until September 30, 2020, with some exceptions and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping malls is a 82.4% decrease in rental and service income during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter. Additionally, the charge for bad debts in the first quarter of fiscal year 2012 is ARS 40 million and ARS 37 million in the same period of previous fiscal year.

●
In relation to the offices business, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. As a result of the above, the impact on these financial statements is a 99% decrease in revenues compared to same period of previous fiscal year After the end of first quarter of fiscal year 2021, on November 16, the Llao Llao Hotel opened its doors operating under strict protocols. It is expected that the hotels in the city of Buenos Aires will gradually begin to restart their activity in the coming months.

Regarding the Group's debt maturities during the first quarter of fiscal year 2021, IRSA, in the month of May and July 2020, has issued Notes in the local market for the approximate sum of USD 105.4 million. With those proceeds, IRSA canceled its Notes maturing in July and August 2020. Regarding IRSA CP, it has cancelled its Series IV Notes on September 14.

After the end of the quarter, in November 2020, the Group had Notes maturities within the period contemplated by provision “A” 7106 of the Central Bank of the Argentine Republic mentioned above. Namely, Cresud Series XXIV for a nominal value of USD 73.6 million with maturity on November 14, 2020 and IRSA Series I for a nominal value of USD 181.5 million with maturity on November 15, 2020, as well as other debts banking. Cresud and IRSA presented a proposal to the BCRA within the corresponding deadlines and carried out exchange operations for said Negotiable Obligations. Cresud through the cash cancellation of USD 29.2 million and the issuance of two new Notes Series XXXI and Series XXXII for a nominal value of USD 1.3 million and USD 34.3 million. For its part, IRSA did it through the cash cancellation of USD 72.6 million and the issuance of two new Notes Series VIII and Series IX for a nominal value of USD 31.7 million and USD 80.7 million (including USD 6.5 million for new money)

Regarding the financial debt of the Group in the next 12 months:

●
Cresud faces the maturity of its Series XXVI Notes in January 2021 for a nominal value of ARS 995 million (approximately USD 13.1 million), Series XXVIII in April 2021 for a nominal value of USD 27.5 million and Series XXV and XXVII in July 2021 for a nominal value of USD 59.6 million and USD 5.7 million respectively. Likewise, Cresud has bank overdrafts for USD 24.8 million and other banking debt for USD 64.4 million. As of September 30, it had a liquidity position of approximately USD 71.9 million.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Our subsidiary IRSA faces the maturity of its Series III Notes for a nominal value of ARS 354 million (equivalent to USD 4.6 million) maturing on February 21, 2021, Series IV Notes for a nominal value of USD 51.4 million maturing on May 21, 2021, Series VI Notes for a nominal value of ARS 335 million (equivalent to USD 4.4 million) maturing on July 21, 2021, bank overdrafts for an amount equivalent to USD 22.0 million and other banking debt for USD 11.8 million. For its part, IRSA CP has maturities of banking debt for the approximate sum of USD 72.7 million.
●
It is important to mention that IRSA has approved with IRSA CP a credit line for up to USD 180 million over 3 years, of which as of September 30, 2020 IRSA used approximately USD 104.5 million, leaving the balance available. Additionally, at the Annual Shareholders Meeting, held on October 26, 2020, IRSA CP approved the distribution of a cash dividend of ARS 9,700 million that will be paid on November 25. As of September 30, IRSA owned an 80.65% stake in IRSA CP.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

34.
Subsequent events

FyO - Dividend Distribution

On October 9, 2020, the shareholders' meeting was held in which the financial statements for the year-end were approved and the distribution of a cash dividend of US$ 3 was approved, of which US$ 1.5 (equivalent to Ps. 116) correspond to Cresud.

FyO Acopio - Distribution of dividends

On October 9, 2020, the shareholders' meeting was held in which the financial statements for the year-end were approved and the distribution of a cash dividend for $ 154 was approved, of which Ps. 3.4 correspond to Cresud.

Notes Issuance – Exchange Offer Series XXIV Notes - BCRA “A” 7106 Communication

On November 12, 2020, the company carried out an exchange operation of its Series XXIV Notes, for a nominal value of USD 73.6 million.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 65.1 million which represents 88.41% acceptance, through the participation of 1,098 orders.

●
Series XXXI: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 30.8 million.


Nominal Value to be Issued: approximately USD 1.3 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2023.


Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 29.4 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.95741755 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series XXXI.


Annual Nominal Fixed Interest Rate: 9.00%.


Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series XXXI).


Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series XXXII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 34.3 million.


Nominal Value to be Issued: approximately USD 34.3 million.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2022.


Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.


Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.


Annual Nominal Fixed Interest Rate: 9.00%.


Amortization: The capital of the Series XXXII Notes will be amortized in one installment on the maturity date.


Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

Cancellation Cresud’s Series XXIV Notes

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 16, 2020, the Company made a partial cancellation for a V.N. of US$ 65 of Negotiable Obligations Class XXIV. After the cancellation the V.N. in circulation was US$ 8, which was paid in full on November 16, 2020.

Exchange of IRSA’s debentures

On November 12, 2020, IRSA carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 million

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.

-
Nominal Value to be Issued: approximately USD 31.7 million.
-
Issuance Price: 100% nominal value.
-
Maturity Date: It will be November 12, 2023.
-
Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:


A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.

-
Annual Nominal Fixed Interest Rate: 10.00%.
-
Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).
-
Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.
-
Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.

-
Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.
-
Issuance Price: 100% nominal value.
-
Maturity Date: It will be March 1, 2023.
-
Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.
-
Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.
-
Annual Nominal Fixed Interest Rate: 10.00%.
-
Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.
-
Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.
-
Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.

-
By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.
-
Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:


Expiration Date: It will be March 1, 2023.

Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

-
It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

Boston Tower Office Floors Sale

On November 5, 2020, IRSA Commercial Properties sold and transferred 4 additional floors for a gross rental area of approximately 3,892 sqm and 15 garage units located in the building. The transaction price was approximately Ps. 1,812 (USD 22.9 million).

Finally, on November 12, 2020, the Company sold and transferred the last 3 floors with a rental area of 3,266 m2, a retail store of 228 m2 and 15 parking spaces for a total price of approximately Ps. 1,521 (USD 19.1 million)

Loan to related party

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. for a term of 60 days, in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at September 30, 2020, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Emphasis of matter paragraph – Loss of control of subsidiaries in Israel

Without modifying our conclusion, we draw attention to the information included in Note 1 to the accompanying unaudited condensed interim consolidated financial statements regarding the loss of control of IDBD and DIC, subsidiaries of the Operations Center in Israel.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d) at September 30, 2020 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 42,766,133, which is not due at that date.

Autonomous City of Buenos Aires, November 19, 2020

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2020 and for the period of three months ending on that date, presented in comparative form.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2020, and June 30, 2020
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	06.30.20
ASSETS
Non-current assets
Investment properties	7	116	116
Property, plant and equipment	8	6,458	6,472
Intangible assets	9	220	224
Right of use assets	10	1,517	812
Biological assets	11	1,666	1,543
Investments in subsidiaries, associates and joint ventures	6	59,199	51,728
Income tax and minimum presumed income tax credit		38	41
Trade and other receivables	14	813	880
Total Non-current assets		70,027	61,816
Current assets
Biological assets	11	812	1,184
Inventories	12	1,915	2,202
Trade and other receivables	14	3,242	2,671
Investment in financial assets	13	696	54
Cash and cash equivalents	13	3,118	6,119
Total Current assets		9,783	12,230
TOTAL ASSETS		79,810	74,046
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		30,741	25,005
TOTAL SHAREHOLDERS' EQUITY		30,741	25,005
LIABILITIES
Non-current liabilities
Borrowings	18	18,703	22,025
Deferred tax liabilities	19	4,049	4,028
Provisions	17	9	10
Lease Liabilities		436	211
Total Non-current liabilities		23,197	26,274
Current liabilities
Trade and other payables	16	2,998	2,144
Payroll and social security liabilities		183	211
Borrowings	18	21,432	19,901
Derivative financial instruments	13	489	34
Provisions	17	3	3
Lease Liabilities		767	474
Total Current liabilities		25,872	22,767
TOTAL LIABILITIES		49,069	49,041
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		79,810	74,046

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for three-month period ended September 30, 2020 and 2019
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Revenues	20	2,372	3,059
Costs	21	(1,891)	(2,450)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(108)	(231)
Changes in the net realizable value of agricultural products after harvest		294	555
Gross profit		667	933
Net gain from fair value adjustment of investment properties		-	25
General and administrative expenses	22	(147)	(126)
Selling expenses	22	(338)	(473)
Other operating results, net	23	(408)	98
Management fees		(470)	-
(Loss) / Profit from operations		(696)	457
Share of gains of subsidiaries, associates and joint ventures	6	5,997	3,872
Profit before financing and taxation		5,301	4,329
Finance income	24	165	3
Finance costs	24	(969)	(950)
Other financial results	24	(455)	(6,597)
Inflation Adjustment	24	208	3
Financial results, net	24	(1,051)	(7,541)
Profit / (Loss) before income tax		4,250	(3,212)
Income tax	19	(21)	17
Profit / (Loss) for the period		4,229	(3,195)

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Foreing exchange results on cash and changes in fair value of cash equivalents		(2,183)	878
Participation in other comprehensive results of subsidiaries and associates		(18)	(48)
Other comprehensive (loss) / income for the period		(2,201)	830
Income / (Loss) and Other Comprehensive Income / (Income) for the period		2,028	(2,365)

Profit / (loss) per share attributable to equity holders of the parent during the period:
Basic		8.468	(6.571)
Diluted		8.217	(6.571)(i)

(i)
    Since the result of the period showed loss, there is no dilutive effect of said result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2020	499	3	10,572	11,403	97	402	1,601	954	(526)	25,005
Profit for the period	-	-	-	-	-	-	-	-	4,229	4,229
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,201)	-	(2,201)
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	(2,201)	4,229	2,028
Others changes in equity	-	-	-	-	-	-	-	3,687	-	3,687
Changes in non-controlling interest	-	-	-	-	-	-	-	21	-	21
Balance as of September 30, 2020	499	3	10,572	11,403	97	402	1,601	2,461	3,703	30,741

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of September 30, 2020 and June 30, 2020, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at September 30, 2020 are comprised as

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2020	(161)	(3,711)	3,237	878	532	-	72	107	954
Other comprehensive loss for the period	-	-	(2,183)	(18)	-	-	-	-	(2,201)
Total comprehensive loss for the period	-	-	(2,183)	(18)	-	-	-	-	(2,201)
Others changes in equity	-	(32)	3,136	655	-	-	(72)	-	3,687
Changes in non-controlling interest	-	21	-	-	-	-	-	-	21
Balance as of September 30, 2020	(161)	(3,722)	4,190	1,515	532	-	-	107	2,461

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2019
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2019	486	16	10,573	11,403	98	402	6,347	38,624	(42,424)	25,525
Adjustments previous periods (NIIF 16)	-	-	-	-	-	-	-	-	(778)	(778)
Adjusted balance as of June 30, 2019	486	16	10,573	11,403	98	402	6,347	38,624	(43,202)	24,747
Loss for the period	-	-	-	-	-	-	-	-	(3,195)	(3,195)
Other comprehensive loss for the period	-	-	-	-	-	-	-	830	-	830
Total comprehensive (loss) income for the period	-	-	-	-	-	-	-	830	(3,195)	(2,365)
Reserve for share-based payments	-	-	-	-	-	-	-	12	-	12
Changes in non-controlling interest	-	-	-	-	-	-	-	(116)	-	(116)
Changes in interest in subsidiaries	-	-	-	-	-	-	-	15	-	15
Balance as of September 30, 2019	486	16	10,573	11,403	98	402	6,347	39,365	(46,397)	22,293

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of September 30, 2019 and June 30, 2019, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at September 30, 2019 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2019	(1,791)	(3,611)	4,922	797	517	37,675	8	107	38,624
Other comprehensive income for the period	-	-	878	(48)	-	-	-	-	830
Total comprehensive income for the period	-	-	878	(48)	-	-	-	-	830
Reserve for share-based payments	-	-	-	-	12	-	-	-	12
Changes in non-controlling interest	-	(116)	-	-	-	-	-	-	(116)
Changes in interest in subsidiaries	-	-	-	15	-	-	-	-	15
Balance as of September 30, 2019	(1,791)	(3,727)	5,800	764	529	37,675	8	107	39,365

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2020 and 2019
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.20	09.30.19
Operating activities:
Cash (used in) / generated from operations	15	(346)	537
Net cash (used in) / generated from operating activities		(346)	537
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	-	(205)
Acquisition of property, plant and equipment	8	(24)	(105)
Proceeds from sale of property, plant and equipment		2	5
Acquisition of Intangible assets	9	-	(4)
Acquisition of investment in financial instruments		(900)	(159)
Proceeds from disposals of investment in financial assets		232	223
Advance payments		(3)	(7)
Dividends received		15	30
Loans granted to subsidiaries, associates and joint ventures		(259)	-
Net cash (used in) / generated from investing activities		(937)	(222)
Financing activities:
Repurchase of non-convertible notes		-	(617)
Borrowings and issue ON		1,879	2,303
Payment of borrowings and ON		(529)	(261)
Payments of short-term loans, net		(2,810)	(968)
Proceeds / (Payments) from derivative financial instruments		106	(29)
Interest paid		(858)	(420)
Net cash (used in) / generated from financing activities		(2,212)	8
Net (decrease) / increase in cash and cash equivalents		(3,495)	323
Cash and cash equivalents at beginning of the period		6,119	157
Result from exposure to inflation on cash and cash equivalents		3	82
Currency translation adjustment on cash and cash equivalents		491	78
Cash and cash equivalents at the end of the period		3,118	640

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, theshares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 19, 2020.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these solo financial statements, the Company has used the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2020.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years thatis Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

 Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

 Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.

 All items in the statement of income are restated applying the relevant conversion factors.

 The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.

 Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

 Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.

 The resulting amount was included in the “Capital adjustment” account.

 The conversion difference was restated in real terms (as applicable).

 Other comprehensive income / (loss) was restated as from each accounting allocation.

The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2.1.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2020.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.1.
Comparative information

The balances as of June 30, 2020 and September 30, 2019, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.2.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2020, described in Note 3 to them.

2.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

3.
Acquisitions and disposals

See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2020 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

4.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2020. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2020, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

As stated in Note 1 to these consolidated condensed interim financial statements, the Company indirectly participates through Tyrus in IDBD and DIC. These companies have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Although the commitments and other restrictions resulting from the indebtedness of IDBD and DIC (such as the pledges granted by IDBD over part of its shareholding in DIC) do not have recursive effects against Cresud, nor has Cresud guaranteed it with its assets, Cresud's financial risk related to this investment.
IDBD's financial condition as of June 30, 2020 had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities activities and a low credit rating. IDBD´s cash flow required to meet its liabilities, including short-term liabilities is based on the financial support of its controlling shareholder (Dolphin Netherlands BV) and on the realization of assets which the realization date is not under IDBD´s control. As a result of the above, IDBD has been into negotiations with its creditors in order to restructure its financial debt on more favorable terms. As a result, the Company recognized an impairment loss of Ps. 2,160 in its separate financial statements as of June 30, 2020, equivalent to the net value of its investment in IDBD and DIC as of that date.
As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).
 As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.
On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such serie.
On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it is in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.
In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.
On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.
                Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believe that, as from September 25, 2020, IRSA lost control over IDBD and DIC and consequently it derecognized the reserves disclosed in other comprehensive income associated with said investments, recognizing a loss of Ps. 2,904 in the three-month period ended September 30, 2020.
To date, we are analyzing together with our local and international advisors the judicial decision, of September 25, 2020 and its alternatives.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Set out below are the changes in Company’s investment in subsidiaries andassociates for the three-month period ended September 30, 2020 and for the fiscal year ended June 30, 2020:

	09.30.20	06.30.20
Beginning of the period / year	51,728	44,105
Dividends in shares received from subsidiaries	-	325
Capital contribution	-	6,778
Sale of interest in subsidiaries	-	(6,489)
Increase of interest in subsidiaries, associates and joint ventures	-	9
Share of profit of subsidiaries and associates	5,997	10,276
Foreign exchange gains	(2,183)	(1,685)
Others changes in subsidiaries’ and associates´ equity	3,687	(48)
Adjustments previous periods (IFRS 16 y IAS 28)	-	(876)
Other comprehensive (loss) / income	(18)	61
Share of changes in subsidiaries’ and associates´ equity	21	3
Reserve for share-based payments	-	(3)
Dividends distributed	(33)	(728)
End of the period / year	59,199	51,728

(i)
 Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2020 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2020 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)
Name of the entity	09.30.20	06.30.20	09.30.20	06.30.20	09.30.20	09.30.19
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas	2.25%	2.25%	822	789	32	1,330
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	100.00%	100.00%	1,830	1,776	54	308
Futuros y Opciones.Com S.A.	50.10%	50.10%	540	492	48	159
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	1	-	-
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	2.20%	2.20%	11	11	1	3
Helmir S.A.	100.00%	100.00%	10,230	9,690	519	455
Sociedad Anómina Carnes Pampeanas S.A.	99.70%	99.70%	280	294	(13)	(38)
IRSA Inversiones y Representaciones Sociedad Anónima	61.91%	61.95%	43,461	36,933	3,494	2,405
IRSA Propiedades Comerciales S.A.	2.62%	2.62%	1,614	1,291	324	62
Total Subsidiaries			58,789	51,277	4,459	4,684

Associates

Agrouranga S.A.	35.72%	35.72%	323	359	(13)	10
Uranga Trading S.A.	35.72%	35.72%	87	92	5	8
Total Associates			410	451	(8)	18

Total Investments in subsidiaries, associates and join ventures			59,199	51,728	4,451	4,702

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

					Last financial statement issued
Name of the entity	Market value as of 09.30.20	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income / (loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas	21.70	Brazil	Agricultural	1,334,400	2,497	1,232	20,140
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Not publicly traded	Uruguay	Investment	270,749,722	271	45	1,830
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	817,683	2	96	1,077
Amauta Agro S.A. (formerly FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	11,264	1	(15)	51
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	23	47	514
Helmir S.A.	Not publicly traded	Uruguay	Investment	229,368,798	229	444	10,071
Sociedad Anómina Carnes Pampeanas S.A.	Not publicly traded	Argentina	Agricultural	496,050,301	498	(13)	281
IRSA Inversiones y Representaciones Sociedad Anónima	50.80	Argentina	Real Estate	356,913,421	577	8,775	70,376
IRSA Propiedades Comerciales S.A.	287.50	Argentina	Real Estate	3,304,975	126	12,349	89,253

Associates

Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,595,620	7	(38)	244
Uranga Trading S.A.	Not publicly traded	Argentina	Agricultural	653,369	2	15	244

7.
Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2020 and for the fiscal year ended June 30, 2020 were as follows:

	09.30.20	06.30.20
Beginning of the period / year	116	115
Changes in fair value	-	1
End of the period / year	116	116

During the period ended September 30, 2020 and for the year ended June 30, 2020, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.7 to the consolidated financial statements, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted taking into account the specific aspects of each land, the most important used premise being the price per hectare.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2020 and for the fiscal year ended June 30, 2020 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 09.30.20	Total as of 06.30.20

Costs	7,284	397	7,681	7,514
Accumulated depreciation	(954)	(255)	(1,209)	(1,066)
Net book amount at the beginning of the period / year	6,330	142	6,472	6,448
Additions	20	4	24	187
Disposals	-	(2)	(2)	(11)
Reclassifications	-	-	-	(9)
Depreciation charge (i)	(26)	(10)	(36)	(143)
Balances at the end of the period / year	6,324	134	6,458	6,472

Costs	7,304	399	7,703	7,681
Accumulated depreciation	(980)	(265)	(1,245)	(1,209)
Net book amount at the end of the period / year	6,324	134	6,458	6,472

(i)
For the fiscal years ended September 30, 2020 and June 30, 2020, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 3 and Ps. 14 in "Costs";Ps. 6 and Ps. 9 in “General and administrative expenses” and Ps. 0 and Ps. 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income";Ps. 94 and Ps. 119 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

9.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended as of September 30, 2020 and for the fiscal year ended as of June 30, 2020 were as follows:

	Computer software	Concession rights	Total as of 03.31.20	Total as of 06.30.19
Costs	26	354	380	371
Accumulated amortization	(16)	(140)	(156)	(146)
Net book amount at the beginning of the period / year	10	214	224	225
Additions	-	-	-	7
Transfers	-	-	-	2
Amortization charges (i)	(1)	(3)	(4)	(10)
Balances at the end of the period / year	9	211	220	224
Costs	26	354	380	380
Accumulated amortization	(17)	(143)	(160)	(156)
Net book amount at the end of the period / year	9	211	220	224

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets for the three-month period ended as of September 30, 2020 and for the fiscal year ended as of June 30, 2020 is as follows:

	09.30.20	06.30.20
Non Current
Owner occupied farmland	1,515	809
Machines and equipment	2	3
Total Right-of-use assets	1,517	812

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The amortization charge of the right-of-use assets is detailed below:

	09.30.20	09.30.19
Owner occupied farmland	62	8
Machines and equipment	1	1
Total amortization of Right-of-use assets	63	9

11.
Biological assets

Changes in the Company’s biological assets for the three-month period ended as of September 30, 2020 and for the fiscal year ended as of June 30, 2020 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others	Total as of 09.30.20	Total as of 06.30.20
	Level 1	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	166	678	1,817	31	35	2,727	3,595
Purchases	-	-	71	-	-	71	16
Initial recognition and changes in the fair value of biological assets	-	(62)	(43)	(2)	-	(107)	96
Decrease due to harvest	-	(899)	-	-	-	(899)	(5,031)
Sales	-	-	(329)	-	-	(329)	(1,198)
Consumes	-	-	(2)	-	(2)	(4)	(13)
Costs for the period	429	283	307	-	-	1,019	5,262
Balances at the end of the period / year	595	-	1,821	29	33	2,478	2,727

Non-current (production)	-	-	1,607	26	33	1,666	1,543
Current (consumable)	595	-	214	3	-	812	1,184
Net book amount at the end of the period / year	595	-	1,821	29	33	2,478	2,727

During the three-month period ended September 30, 2020 and the year ended June 30, 2020 there are not have been transfers between the fair value hierarchies 1 and 3 of sown land-crops (due to the degree of phenological growth of the crop). Likewise, there were no reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2020.

As of September 30, 2020, and June 30, 2020, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of September 30, 2020 and June 30, 2020 are as follows:

	09.30.20	06.30.20
Current
Crops	692	1,163
Materials and supplies	6	4
Seeds and fodders	1,217	1,035
Total inventories	1,915	2,202

As of September 30, 2020, and June 30, 2020 the cost of inventories recognized as expense amounted to Ps. 1,545 and Ps. 6,036, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2020.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2020 and June 30, 2020 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
September 30, 2020		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	3,226	-	3,226	838	4,064
Investment in financial assets
- Mutual funds	-	12	12	-	12
- Equity securities in public companies	-	33	33	-	33
- Bonds	-	651	651	-	651
Cash and cash equivalents
- Cash on hand and at bank	351	-	351	-	351
- Short-term investments	420	2,347	2,767	-	2,767
Total assets	3,997	3,043	7,040	838	7,878

	Financial liabilities at amortized cost	Financial liabilities at fair value		Subtotal financial liabilities	Non-financial liabilities	Total
September 30, 2020		Level 1	Level 2
Liabilities as per statement of financial position
Trade and others payables (Note 16)	2,717	-	-	2,717	281	2,998
Borrowings (Note 18)	40,135	-	-	40,135	-	40,135
Derivative financial instruments:
- Foreign-currency contracts	-	8	95	103	-	103
- Crops futures contracts	-	386	-	386	-	386
Total Liabilities	42,852	394	95	43,341	281	43,622

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	2,950	-	2,950	610	3,560
Investment in financial assets
- Mutual funds	-	54	54	-	54
Cash and cash equivalents
- Cash on hand and at bank	334	-	334	-	334
- Short-term investments	1,224	4,561	5,785	-	5,785
Total assets	4,508	4,615	9,123	610	9,733

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value		Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2020		Level 1	Level 3
Liabilities as per statement of financial position
Trade and other payables (Note 16)	1,931	-	-	1,931	213	2,144
Borrowings (excluding finance lease liabilities) (Note 18)	41,926	-	-	41,926	-	41,926
Derivative financial instruments:
- Foreign-currency contracts	-	2	8	10	-	10
- Crops futures contracts	-	24	-	24	-	24
Total Liabilities	43,857	26	8	43,891	213	44,104

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of September 30, 2020 and June 30, 2020 are as follows:

	09.30.20	06.30.20
Receivables from sale of properties (i)	891	929
Receivables from sale of agricultural products and services	954	1,016
Debtors under legal proceedings	8	9
Less: allowance for doubtful accounts	(9)	(9)
Total trade receivables	1,844	1,945
Prepaid expenses	80	221
Tax credits	358	312
Loans	10	13
Advance payments	367	55
Expenses to recover	17	12
Others	140	26
Total other receivables	972	639
Related parties (Note 25)	1,239	967
Total trade and other receivables	4,055	3,551
Non-current	813	880
Current	3,242	2,671
Total trade and other receivables	4,055	3,551

(i) Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2020.

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.20	06.30.20
Beginning of the period / year	9	12
Additions	1	1
Inflation Adjustment	(1)	(4)
End of the period / year	9	9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2020 and 2019:

	09.30.20	09.30.19
Profit / (Loss) for the period	4,229	(3,195)
Adjustments for:
Income tax	21	(17)
Depreciation and amortization	9	10
Unrealized gain / (loss) from derivative financial instruments of commodities	359	(53)
Changes in fair value of financial assets at fair value through profit or loss	(20)	(11)
Financial results, net	89	7,118
Unrealized initial recognition and changes in the fair value of biological assets	(167)	(65)
Changes in net realizable value of agricultural products after harvest	(294)	(555)
Provisions	(541)	(45)
Gain from repurchase of Non-convertible Notes	-	1
Loss from disposal of associates, subsidiaries and joint ventures	(5,997)	(3,872)
Changes in fair value of investment properties	-	(25)
Changes in operating assets and liabilities:
Decrease in biological assets	510	1,359
Decrease in inventories	582	215
Decrease / (Increase) in trade and other receivables	(219)	(514)
Increase in right of use assets	(768)	-
Increase / (decrease) in lease liabilities	519	(111)
(Decrease) / Increase in derivative financial instruments	(22)	18
Decrease in provisions	(1)	(1)
Increase in trade and other payables	1,391	406
Decrease in payroll and social security liabilities	(26)	(126)
Net cash (used in) / generated by operating activities before income tax paid	(346)	537

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2020 and 2019:

	09.30.20	09.30.19
Non-cash activities
Dividends not collected	(17)	-
Increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(2,184)	-
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	2	-
Increase of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	-	12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2020 and June 30, 2020 are as follows:

	09.30.20	06.30.20
Trade payables	448	592
Provisions	953	790
Sales, rent and services payments received in advance	187	146
Total trade payables	1,588	1,528
Taxes payable	61	28
Others	26	-
Total other payables	87	28
Related parties (Note 25)	1,323	588
Total trade and other payables	2,998	2,144
Current	2,998	2,144
Total trade and other payables	2,998	2,144

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 09.30.20	Total as of 06.30.20
Beginning of period / year	13	13	18
Additions	-	-	1
Inflation Adjustment	(1)	(1)	(6)
End of period / year	12	12	13

Non-current		9	10
Current		3	3
Total		12	13

18.
Borrowings

The detail of the Company’s borrowings as of September 30, 2020 and June 30, 2020 is as follows:

	Book value		Fair Value
	09.30.20	06.30.20	09.30.20	06.30.20
Non-convertible notes (i)	28,914	27,162	25,960	24,707
Bank loans and others	6,271	9,613	6,272	9,614
Related parties (Note 25)	3,015	3,153	2,919	2,926
Bank overdrafts	1,935	1,998	1,935	1,998
Total borrowings	40,135	41,926	37,086	39,245
Non-current	18,703	22,025
Current	21,432	19,901
Total borrowings	40,135	41,926

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	09.30.20	09.30.19
Deferred income tax	(21)	16
Minimum presumed income tax	-	1
Income tax	(21)	17

The gross movements on the deferred income tax account were as follows:

	09.30.20	06.30.20
Beginning of the period / year	(4,028)	(3,451)
Charged to the Statement of Comprehensive Income	(21)	(577)
End of the period / year	(4,049)	(4,028)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	09.30.20	09.30.19
Tax calculated at the tax applicable tax rate in effect (i)	(1,275)	964
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	1,799	1,162
Income tax rate change (*)	(13)	(217)
Provision for unrecoverability of tax loss carry-forwards	(680)	(1,860)
Non-taxable results, non-deductible expenses and others	1	3
Inflation adjustment for tax purposes	(623)	(931)
Inflation Adjustment	770	896
Income tax	(21)	17

(*)  Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.
(i) The Income Tax rate in effect in Argentina as of September 30, 2020 and 2019 was 30%. See Note 22 to the Annual Consolidated Financial Statements.

20.
Revenues

	09.30.20	09.30.19
Crops	1,954	2,695
Cattle	414	336
Leases and agricultural services	4	28
Total revenues	2,372	3,059

21.
Costs

	09.30.20	09.30.19
Crops	1,545	2,136
Cattle	329	278
Leases and agricultural services	9	30
Other costs	8	6
Total costs	1,891	2,450

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Expenses by nature

	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	Total as of 09.30.20	Total as of 09.30.19
Supplies and labors	4	759	-	-	763	831
Leases and expenses	-	-	5	-	5	8
Amortization and depreciation	3	94	6	-	103	41
Doubtful accounts (charge and recovery)	-	-	-	1	1	-
Cost of sale of agricultural products and biological assets	1,873	-	-	-	1,873	2,412
Advertising, publicity and other selling expenses	-	-	-	2	2	-
Maintenance and repairs	1	8	16	8	33	29
Payroll and social security liabilities	7	89	90	10	196	171
Fees and payments for services	1	22	9	-	32	38
Freights	-	25	-	237	262	335
Bank commissions and expenses	-	-	9	-	9	4
Travel expenses and stationery	1	11	2	-	14	12
Conditioning and clearance	-	-	-	48	48	89
Director’s fees	-	-	10	-	10	10
Taxes, rates and contributions	1	11	-	30	42	56
Others	-	-	-	2	2	-
Total expenses by nature as of 09.30.20	1,891	1,019	147	338	3,395	-
Total expenses by nature as of 09.30.19	2,450	987	126	473		4,036

(i)
Include Ps. 8 and Ps. 6 of other agricultural operating costs as of September 30, 2020 and 2019, respectively.

23.
Other operating results, net

	09.30.20	09.30.19
Administration fees	1	-
Gain from commodity derivative financial instruments	(427)	63
Operating interest expense	18	25
Others	-	10
Total other operating results, net	(408)	98

24.
Financial results, net

	09.30.20	09.30.19
Financial income:
Interest income	165	3
Total financial income	165	3

Financial costs:
Interest expenses	(894)	(872)
Other financial costs	(75)	(78)
Total financial costs	(969)	(950)

Other financial results:
Exchange rate difference, net	(171)	(6,741)
Fair value gains of financial assets at fair value through profit or loss	(64)	141
Loss from derivative financial instruments (except commodities)	(220)	4
Gain from repurchase of NCN	-	(1)
Total other financial results	(455)	(6,597)
Inflation Adjustment	208	3
Total financial results, net	(1,051)	(7,541)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2020.

The following is a summary of the balances with related parties as of September 30, 2020 and June 30, 2020:

Items	09.30.20	06.30.20
Trade and other payables	(1,323)	(588)
Borrowings	(3,015)	(3,153)
Trade and other receivables	1,239	967
Total	(3,099)	(2,774)

Related party	09.30.20	06.30.20	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	52	72	Corporate services receivable	Trade and other receivables
	(5)	(6)	Reimbursement of expenses payable	Trade and other payables
	1	1	Leases	Trade and other receivables
	1	1	Share based payments	Trade and other receivables
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(4)	(3)	Leases	Trade and other payables
	9	9	Dividends receivables	Trade and other receivables
	11	12	Reimbursement of expenses receivable	Trade and other receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	120	102	Sale of goods and/or services	Trade and other receivables
Helmir S.A.	(730)	(721)	Borrowings	Borrowings
	265	262	Loans granted	Trade and other receivables
Ombú Agropecuaria S.A.	3	3	Reimbursement of expenses receivable	Trade and other receivables
	(8)	(6)	Leases	Trade and other payables
	-	(1)	Reimbursement of expenses payable	Trade and other payables
Agropecuaria Acres del Sud S.A.	3	3	Administration fees	Trade and other receivables
Yatay Agropecuaria S.A.	3	3	Administration fees	Trade and other receivables
	(445)	(440)	Borrowings	Borrowings
Yuchán Agropecuaria S.A.	2	2	Administration fees	Trade and other receivables
Futuros y Opciones.Com S.A.	552	290	Brokerage operations receivable	Trade and other receivables
	(514)	(221)	Services received	Trade and other payables
	(30)	(39)	Reimbursement of expenses payable	Trade and other payables
Total Subsidiaries	(714)	(677)
Agro-Uranga S.A.	(8)	-	Purchase of goods and/or services	Trade and other payables
	8	-	Dividends receivables	Trade and other receivables
Uranga Trading	10	-	Dividends receivables	Trade and other receivables
Total Associates	10	-

IRSA Propiedades Comerciales S.A.	187	196	Reimbursement of expenses receivable	Trade and other receivables
	3	3	Share based payments	Trade and other receivables
	(1,365)	(1,896)	Non-convertible notes	Borrowings
	-	(2)	Reimbursement of expenses payable	Trade and other payables
Panamerican Mall S.A.	(40)	(40)	Non-convertible notes	Borrowings
Amauta Agro S.A. (formerly FyO Trading S.A.)	(65)	(96)	Purchase of goods and/or services	Trade and other payables
FyO Acopio S.A.	(18)	-	Purchase of goods and/or services	Trade and other payables
Total Subsidiaries of the subsidiaries	(1,298)	(1,835)

CAMSA and its subsidiaries	1	1	Reimbursement of expenses receivable	Trade and other receivables
	(660)	(205)	Management fees	Trade and other payables
Torodur	(415)	-	Non-convertible notes	Borrowings
BNH VIDA	(20)	(56)	Non-convertible notes	Borrowings
Other Related parties	(1,094)	(260)

Inversiones Financieras del Sur S.A. (1)	8	7	Loans granted	Trade and other receivables
Total Parent Company	8	7

Directors and Senior Management	(11)	(9)	Director's fees	Trade and other payables
Total Directors and Senior Management	(11)	(9)
Total	(3,099)	(2,774)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month period ended as of September 30, 2020 and 2019:

Related party	09.30.20	09.30.19	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(2)	(1)	Leases and/or rights of use
	31	37	Corporate services
Futuros y Opciones.Com S.A.	(5)	(5)	Purchase of goods and/or services
	1	-	Management fees
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	254	145	Sale of goods and/or services
Amauta Agro S.A. (formerly FyO Trading S.A.)	(3)	(3)	Purchase of goods and/or services
Helmir S.A.	3	-	Financial operations
	(8)	(130)	Financial operations
Total subsidiaries	271	43

Torodur S.A.	1	-	Financial operations
Panamerican Mall S.A.	4	(14)	Financial operations
Yatay Agropecuaria S.A.	(4)	(4)	Financial operations
IRSA Propiedades Comerciales S.A.	(2)	(3)	Leases and/or rights of use
	102	119	Corporate services
	(51)	(397)	Financial operations
FyO Acopio S.A.	(1)	-	Management fees
	(22)	(23)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	27	(322)

Estudio Zang, Bergel & Viñes	(4)	(1)	Legal services
CAMSA y sus subsidiarias	(470)	-	Management fees
Hamonet S.A.	-	-	Leases and/or rights of use
BNH Vida S.A.	(6)	-	Financial operations
BACS Administradora de Activos S.A.	(69)	-	Financial operations
San Bernardo de Córdoba S.A.	-	(1)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(1)	(1)	Leases and/or rights of use
Other Related parties	(550)	(3)

Directores	(10)	(10)	Compensation of Directors
Senior Management	(7)	(8)	Compensation of Senior Management
Total Directors and Senior Management	(17)	(18)

Inversiones Financieras del Sur S.A.	2	-	Financial operations
Total parent company	2	-
Total	(267)	(300)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2020 and 2019:

Related party	09.30.20	09.30.19	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A.	-	4	Additional paid-in capital
Helmir S.A.	-	201	Additional paid-in capital
Total subsidiary contributions	-	205
Agro-Uranga S.A.	23	27	Dividends received
Uranga Trading S.A.	10	-	Dividends received
Total dividends received	33	27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 09.30.20	Total as of 09.30.19
Beginning of the period / year	1,848	2,202	-	4,050	4,764
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(45)	-	-	(45)	(70)
Changes in the net realizable value of agricultural products after harvest	-	294	-	294	555
Increase due to harvest	-	899	-	899	1,742
Acquisitions and classifications	71	511	-	582	585
Consume	(2)	(446)	-	(448)	(405)
Expenses incurred	307	-	9	316	249
Inventories	(1,850)	(1,915)	-	(3,765)	(4,976)
Cost as of 09.30.20	329	1,545	9	1,883	-
Cost as of 09.30.19	275	2,136	33	-	2,444

(1)
Corresponds to breeding cattle movements and other cattle.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2020 and June 30, 2020 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.20	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	8	75.980	599	877
Receivables with related parties:
US Dollar	3	76.180	238	277
Total trade and other receivables			837	1,154

Cash and cash equivalents
US Dollar	5	75.980	348	285
Total Cash and cash equivalents			348	285

Liabilities
Trade and other payables
US Dollar	2	76.180	151	644
Payables with related parties:
US Dollar	1	76.180	83	100
Brazilian Reais	0	14.700	4	3
Bolivian Pesos	1	11.095	11	11
Total trade and other payables			249	758

Derivative financial instruments
US Dollar	5	76.180	386	25
Total derivative instruments			386	25

Lease Liabilities
US Dollar	0	76.180	1	2
Total Lease Liabilities			1	2

Borrowings
US Dollar	438	76.180	33,335	35,007
Total Borrowings			33,335	35,007

(1) Exchange rate as of September 30, 2020 according to Banco Nación Argentina records.

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 16,089, whose treatment is under consideration by the Board of Directors and the respective Management. The Company has issued during the current fiscal year and after September 30, 2020 NCN for a total of US$ 25 million.

31.
Economic context in which society operates

See economic context in which society operates in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.
Receivables and liabilities by maturity date.

		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)
Items		09.30.20	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	Total
Accounts receivables	Trade and other receivables	-	-	-	2,932	-	213	97	594	219	-	4,055
	Income tax and minimum presumed income tax and deferred income tax	-	-	38	-	-	-	-	-	-	-	38
	Total	-	-	38	2,932	-	213	97	594	219	-	4,093
Liabilities	Trade and other payables	-	104	-	2,894	-	-	-	-	-	-	2,998
	Borrowings	-	-	-	7,943	4,815	3,164	5,51	8,217	10,486	-	40,135
	Lease liabilities	-	767	436	-	-	-	-	-	-	-	1,203
	Payroll and social security liabilities	-	-	-	105	43	-	35	-	-	-	183
	Provisions	-	3	9	-	-	-	-	-	-	-	12
	Deferred income tax liabilities	-	-	4,049	-	-	-	-	-	-	-	4,049
	Total	-	874	4,494	10,942	4,858	3,164	5,545	8,217	10,486	-	48,58

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	2,586	656	3,242	254	559	813	3,218	837	4,055
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	38	-	38	38	-	38
	Total	2,586	656	3,242	292	559	851	3,256	837	4,093
Liabilities	Trade and other payables	2,126	872	2,998	-	-	-	2,749	249	2,998
	Borrowings	6,856	14,576	21,432	-	18,703	18,703	6,8	33,335	40,135
	Lease liabilities	766	1	767	436	-	436	1,202	1	1,203
	Payroll and social security liabilities	183	-	183	-	-	-	183	-	183
	Provisions	3	-	3	9	-	9	12	-	12
	Deferred income tax liabilities	-	-	-	4,049	-	4,049	4,049	-	4,049
Total		9,934	15,449	25,383	4,494	18,703	23,197	14,995	33,585	48,58

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2020, there are no receivable and liabilities subject to adjustment clause.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-Current
Items		Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest	Total
		Fixed	Floating		Subtotal	Fixed	Floating		Subtotal	Fixed	Floating
Accounts receivables	Trade and other receivables	540	-	2,702	3,242	559	-	254	813	1,099	-	2,956	4,055
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	38	38	-	-	38	38
	Total	540	-	2,702	3,242	559	-	292	851	1,099	-	2,994	4,093
Liabilities	Trade and other payables	-	-	2,998	2,998	-	-	-	-	-	-	2,998	2,998
	Borrowings	17,838	2,81	784	21,432	17,883	744	76	18,703	35,72	3,555	860	40,135
	Lease liabilities	767	-	-	767	436	-	-	436	1,203	-	-	1,203
	Payroll and social security liabilities	-	-	183	183	-	-	-	-	-	-	183	183
	Provisions	-	-	3	3	-	-	9	9	-	-	12	12
	Deferred income tax liabilities	-	-	-	-	-	-	4,049	4,049	-	-	4,049	4,049
	Total	18,605	2,81	3,968	25,383	18,319	744	4,134	23,197	36,923	3,555	8,102	48,580

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2020
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550. See Note 6.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 25.

6.
Loans to directors.

See Note 25.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2020 and 2019.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2020 and 2019.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	2,911	6,406
Vehicles	Third parties, theft, fire and civil liability	130	52

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17. Unpaid accumulated dividends on preferred shares.

None.

18. Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at September 30, 2020, the unaudited condensed interim separate statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Emphasis of matter paragraph – Investment in Israel

Without modifying our conclusion, we draw attention to the information included in Note 6 to the accompanying unaudited condensed interim separate financial statements regarding the recoverability of the investment in the Operations Center in Israel.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

a) at September 30, 2020 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 42,766,133, which is not due at that date.

Autonomous City of Buenos Aires, November 19, 2020

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government actions are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and until November 8, 2020, more than 1,200,000 cases of infections had been confirmed in Argentina, by virtue of which the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and cabotage flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy is expected.

After various negotiations between the Argentine government and the bondholders, the Argentine government announced the conclusion of a principle of agreement with the main groups of creditors, to avoid default. On August 28, 2020, the government reported that 93.55% of the holders of the total outstanding principal amount of all the bonds accepted the debt swap, and on August 31, 2020, the national government obtained the required consents to redeem and / or modify 99.01% of the total outstanding principal amount of all series of eligible bonds. As of the date of issuance of these financial statements, the new bonds are already trading on the market.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

In turn, the government is challenged to achieve a successful debt renegotiation with the IMF. If Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy, in the medium and long term. On the contrary, the lack of an agreement with external private creditors could lead to a default of the Argentine sovereign debt and, consequently, this situation could generate limitations to the companies' ability to access new financing.

At the local environment, the following circumstances are displayed:

●
In August 2020, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of (11.6)% compared to the same month of 2019, and 1.1% compared to the previous month.

●
The survey on market expectations prepared by the Central Bank in October 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 35.8% for 2020. The analysts who confirm the REM forecast a variation in real GDP for 2020 of (11.6)%. In turn, they foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 4.5%.

●
The interannual inflation as of September 30, 2020 reached 36.6%.

●
In the period from September 2019 to September 2020, the argentine peso depreciated 32.3% against the US dollar according to the wholesale average exchange rate of Argentine Nation Bank. Given the exchange restrictions in force since August 2019, as of September 30, 2020 there is an exchange gap of approximately 82% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Central Bank of the Argentine Republic. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (MULC in Spanish) to acquire the foreign exchange necessary to meet its financial obligations.

On September 15, 2020, the Central Bank of the Argentine Republic (“BCRA”) published Communications “A” 7105 and 7106, which establishes, among other measures, that those who register financial debts with capital maturities in foreign currency scheduled between 10.15.2020 and 03.31.2021, they had to submit a refinancing plan to the BCRA based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the amount of capital maturing in the period indicated above, and (b) that the rest of the capital is, as a minimum, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the market of changes. It is worth mentioning that for the maturities to be registered from the effective date of the communication (September 16, 2020) and until 12.31.2020, the refinancing plan must be submitted prior to 09.30.2020; and the submission deadline for the remaining maturities -between January 1, 2021 and March 31, 2021, must be submitted with a term of at least 30 calendar days before the maturity of the capital to be refinanced.

COVID-19 pandemic

As described in the note on the economic context in which the Group operates, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are set out below:

The agricultural business of Cresud and its subsidiaries in Brazil, Paraguay and Bolivia continued to operate relatively normally; since the agricultural activity has been considered an essential activity in the countries where the Company operates. In any case, the effect of Covid-19 could cause changes in demand on a global scale and affect the prices of commodities in the international and local markets in the short term.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

●
Because of the social, preventive and obligatory lockdown, shopping malls throughout the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls opened in the City and Greater Buenos Aires. As of October 31, 2020, all the Group’s shopping malls were open operating under strict protocols. However, the uncertainty of the situation could cause setbacks in the openings already made, as happened in some shopping malls in the interior of the country in previous months due to the increase in cases in those regions.

●
Given the closure of the shopping malls, the Group has decided to condone the billing and collection of the Insured Monthly Value until September 30, 2020, with some exceptions and to subsidize the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. As a result of the above, the impact on shopping malls is a 82.4% decrease in rental and service income during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter. Additionally, the charge for bad debts in the first quarter of fiscal year 2012 is ARS 40 million and ARS 37 million in the same period of previous fiscal year.

●
In relation to the offices business, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.

●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. As a result of the above, the impact on these financial statements is a 99% decrease in revenues compared to same period of previous fiscal year After the end of first quarter of fiscal year 2021, on November 16, the Llao Llao Hotel opened its doors operating under strict protocols. It is expected that the hotels in the city of Buenos Aires will gradually begin to restart their activity in the coming months.

Regarding the Group's debt maturities during the first quarter of fiscal year 2021, IRSA, in the month of May and July 2020, has issued Notes in the local market for the approximate sum of USD 105.4 million. With those proceeds, IRSA canceled its Notes maturing in July and August 2020. Regarding IRSA CP, it has cancelled its Series IV Notes on September 14.

After the end of the quarter, in November 2020, the Group had Notes maturities within the period contemplated by provision “A” 7106 of the Central Bank of the Argentine Republic mentioned above. Namely, Cresud Series XXIV for a nominal value of USD 73.6 million with maturity on November 14, 2020 and IRSA Series I for a nominal value of USD 181.5 million with maturity on November 15, 2020, as well as other debts banking. Cresud and IRSA presented a proposal to the BCRA within the corresponding deadlines and carried out exchange operations for said Negotiable Obligations. Cresud through the cash cancellation of USD 29.2 million and the issuance of two new Notes Series XXXI and Series XXXII for a nominal value of USD 1.3 million and USD 34.3 million. For its part, IRSA did it through the cash cancellation of USD 72.6 million and the issuance of two new Notes Series VIII and Series IX for a nominal value of USD 31.7 million and USD 80.7 million (including USD 6.5 million for new money)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

Regarding the financial debt of the Group in the next 12 months:

●
Cresud faces the maturity of its Series XXVI Notes in January 2021 for a nominal value of ARS 995 million (approximately USD 13.1 million), Series XXVIII in April 2021 for a nominal value of USD 27.5 million and Series XXV and XXVII in July 2021 for a nominal value of USD 59.6 million and USD 5.7 million respectively. Likewise, Cresud has bank overdrafts for USD 24.8 million and other banking debt for USD 64.4 million. As of September 30, it had a liquidity position of approximately USD 71.9 million.

●
Our subsidiary IRSA faces the maturity of its Series III Notes for a nominal value of ARS 354 million (equivalent to USD 4.6 million) maturing on February 21, 2021, Series IV Notes for a nominal value of USD 51.4 million maturing on May 21, 2021, Series VI Notes for a nominal value of ARS 335 million (equivalent to USD 4.4 million) maturing on July 21, 2021, bank overdrafts for an amount equivalent to USD 22.0 million and other banking debt for USD 11.8 million. For its part, IRSA CP has maturities of banking debt for the approximate sum of USD 72.7 million.

●
It is important to mention that IRSA has approved with IRSA CP a credit line for up to USD 180 million over 3 years, of which as of September 30, 2020 IRSA used approximately USD 104.5 million, leaving the balance available. Additionally, at the Annual Shareholders Meeting, held on October 26, 2020, IRSA CP approved the distribution of a cash dividend of ARS 9,700 million that will be paid on November 25. As of September 30, IRSA owned an 80.65% stake in IRSA CP.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

Consolidated Results

(In ARS million)	3M 21	3M 20	YoY Var
Revenues	9,676	13,082	(26.0)%
Costs	(7,984)	(9,090)	(12.2)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	679	511	32.9%
Changes in the net realizable value of agricultural produce after harvest	528	531	(0.6)%
Gross profit	2,899	5,034	(42.4)%
Net gain from fair value adjustment on investment properties	23,676	12,121	95.3%
Gain from disposal of farmlands	81	290	(72.1)%
General and administrative expenses	(979)	(1,032)	(5.1)%
Selling expenses	(1,213)	(1,091)	11.2%
Other operating results, net	275	383	(28.2)%
Management Fee	(470)	-	100.0%
Result from operations	24,269	15,705	54.5%
Depreciation and Amortization	701	519	35.1%
EBITDA (unaudited)	24,970	16,224	53.9%
Adjusted EBITDA (unaudited)	5,811	3,555	63.5%
Loss from joint ventures and associates	134	870	(84.6)%
Result from operations before financing and taxation	24,403	16,575	47.2%
Financial results, net	(2,504)	(18,251)	(86.3)%
Result before income tax	21,899	(1,676)	-
Income tax expense	(7,977)	(2,719)	193.4%
Result for the period from continued operations	13,922	(4,395)	-
Result from discontinued operations after income tax	(6,396)	13,887	(146.1)%
Result for the period	7,526	9,492	(20.7)%

Attributable to
Equity holder of the parent	2,893	(3,193)	-
Non-controlling interest	4,633	12,685	(63.5)%

Consolidated revenues decreased by 26.0% in first quarter of fiscal year 2021 compared to the same period of 2020, while adjusted EBITDA reached ARS 5.811 million, 63.5% higher than in the same period of fiscal year 2020. Agribusiness adjusted EBITDA was ARS 2,244 and urban properties and investments business (IRSA) adjusted EBITDA was ARS 4,913 million.

The net result for the first quarter of fiscal year 2021 recorded a gain of ARS 7,526 million compared to ARS 9,492 million in the same period of 2020, which implies a decrease of 20.7%. The profit from continuing operations shows a gain of ARS 13,922 million, compared to a loss of ARS 4,395 million in the same period of the previous fiscal year. This significant increase is explained by higher results from changes in the fair value of investment properties of our subsidiary IRSA. On the other hand, the result of discontinued operations reflects a loss of ARS 6,396 million because of the deconsolidation of the investment in Israel as of September 30, 2020, explained by the operating result for the period and the loss due to the derecognition of remaining assets and associated reserves. For more information see “Material and Subsequent Events”.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

Description of Operations by Segment

	3M 2021
		Urban Properties and Investments				Variation
	Agribusiness	Argentina	Israel	Subtotal	Total	3M 21 vs 3M 20
Revenues	8,355	1,219	-	1,219	9,574	(22.7)%
Costs	(7,141)	(651)	-	(651)	(7,792)	(5.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	662	-	-	-	662	42.1%
Changes in the net realizable value of agricultural produce after harvest	528	-	-	-	528	(0.6)%
Gross profit	2,404	568	-	568	2,972	(42.0)%
Net gain from fair value adjustment on investment properties	46	24,467	-	24,467	24,513	93.5%
Gain from disposal of farmlands	81	-	-	-	81	(72.1)%
General and administrative expenses	(336	(651)	(5)	(656)	(992)	(5.7)%
Selling expenses	(773)	(452)	-	(452)	(1,225)	10.8%
Other operating results, net	288	(25)	-	(25)	263	(29.5)%
Result from operations	1,710	23,907	(5)	23,902	25,612	57.2%
Share of profit of associates	(12)	(472)	-	(472)	(484)	(206.6)%
Segment result	1,698	23,435	(5)	23,430	25,128	50.0%

2021 Campaign

The year 2020 was dominated by the COVID-19 pandemic, which originated in China and subsequently spread to numerous countries, generating volatility in the markets and in commodity prices, adversely impacting the global, Argentine, and regional economy. Our agricultural operations continued their development normally as agricultural production was an essential activity to guarantee the supply of food.

The 2021 campaign is presented with radical changes from what was observed in the market at the end of the previous year. As of August, the United States reduced its sowing intention on the main crops and South America began to show indicators of lack of water. China activated its demand and this, added to the weakness of the dollar in the world, pushed the international prices of commodities upwards. Soybeans rose approximately 30% in the last year and corn 15%. The challenge will be in the climatic evolution in the region since planting began with some difficulties as a result of the “Niña” effect that was moderated in the last weeks with the observed rains.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

Our Portfolio

Our portfolio under management, as of September 30, 2020, was composed of 761,794 hectares, of which 296,701 are in operation and 465,093 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is mainly focused on the development of lands.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	60,393	144,773	331,423	536,589
Brazil	60,518	7,148	88,079	155,745
Bolivia	8,858	-	1,017	9,875
Paraguay	12,524	2,488	44,573	59,585
Total	142,293	154,409	465,092	761,794
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	57,916	12,635	450	71,001
Brazil	48,616	-	2,131	50,747
Bolivia	-	-	-	-
Total	106,533	12,635	2,581	121,748
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first quarter of fiscal year 2021, no farmland sales were made. In Other operating results is observed the effect of the valuation of accounts receivables related to sales made by our subsidiary Brasilagro during fiscal year 2020.

in ARS million	3M 21	3M 20	YoY Var
Revenues	-	-	-
Costs	(8)	(7)	14.3%
Gross loss	(8)	(7)	14.3%
Net gain from fair value adjustment on investment properties	46	25	84.0%
Gain from disposal of farmlands	81	290	(72.1)%
General and administrative expenses	(1)	(1)	-
Other operating results, net	1,320	211	525.6%
Profit from operations	1,438	518	177.6%
Segment profit	1,438	518	177.6%
EBITDA	1,439	520	176.7%
Adjusted EBITDA	1,393	495	181.4%

(II)
Agricultural Production

The result of the Farming segment decreased by ARS 960 million, from ARS 1,124 million gain during the first quarter of fiscal year 2020 to ARS 164 million gain during the same period of 2021.

in ARS million	3M 21	3M 20	YoY Var
Revenues	5,741	6,222	(7.7)%
Costs	(4,923)	(5,431)	(9.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	662	453	46.1%
Changes in the net realizable value of agricultural produce after harvest	528	531	(0.6)%
Gross profit	2,008	1,775	13.1%
General and administrative expenses	(206)	(249)	(17.3)%
Selling expenses	(534)	(591)	(9.6)%
Other operating results, net	(1,097)	172	(737.8)%
Profit from operations	171	1,107	(84.6)%
Profit from associates	(7)	17	(141.2)%
Segment profit	164	1,124	(85.4)%
EBITDA	718	1,489	(51.8)%
Adjusted EBITDA	718	1,489	(51.8)%

II.a) Crops and Sugarcane

Crops

in ARS million	3M 21	3M 20	YoY Var
Revenues	3,624	3,955	(8.4)%
Costs	(3,055)	(3,294)	(7.3)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	148	(139)	-
Changes in the net realizable value of agricultural produce after harvest	528	531	(0.6)%
Gross profit	1,245	1,053	18.2%
General and administrative expenses	(127)	(122)	4.1%
Selling expenses	(435)	(528)	(17.6)%
Other operating results, net	(1,078)	165	-
Profit from operations	(395)	568	-
Share of loss of associates	(7)	17	-
Activity profit	(402)	585	-

Sugarcane

in ARS million	3M 21	3M 20	YoY Var
Revenues	1,454	1,742	(16.5)%
Costs	(1,306)	(1,715)	(23.8)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	519	684	(24.1)%
Gross profit	667	711	(6.2)%
General and administrative expenses	(43)	(78)	(44.9)%
Selling expenses	(56)	(15)	273.3%
Other operating results, net	(14)	4	-
Profit from operations	554	622	(10.9)%
Activity profit	554	622	(10.9)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

Operations
Production Volume1)	3M21	3M20	3M19	3M18	3M17
Corn	187,328	285,831	103,688	240,927	223,377
Soybean	1,386	1,270	(686)	4,842	-
Wheat	72	(164)	77	208	-
Sorghum	783	3,229	1,048	606	298
Sunflower	2,573	(1)	-	-	-
Cotton	6,723	3,237	-	-	-
Beans	-	-	-	-	-
Others	449	198	1,790	718	816
Total Crops (tons)	196,741	293,600	105,917	247,301	224,491
Sugarcane (tons)	1,142,166	1,168,915	957,663	907,075	441,851
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

	3M21			3M20			3M19			3M18			3M17
Volume of Sales (1)		F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	161.1	33.3	194.4	152.5	18.1	170.6	65.3	-	65.3	134.4	-	134.4	121.8	-	121.8
Soybean	68.2	22.5	90.7	67.5	38.4	105.9	14.3	29.2	43.5	21.1	5.8	26.9	29.8	-	29.8
Wheat	0.6	0.2	0.8	1.5	-	1.5	4.4	-	4.4	6.4	-	6.4	0.4	0.1	0.5
Sorghum	-	-	-	-	-	-	-	-	-	-	-	-	0.1	-	0.1
Sunflower	-	-	-	4.3	-	4.3	2.0	-	2.0	0.4	-	0.4	0.7	-	0.7
Cotton	0.3	-	0.3	-	-	-	-	-	-	-	-	-	-	-	-
Beans	1.0	1.0	2.0	-	-	-	-	-	-	-	-	-	-	-	-
Others	0.4	-	0.4	0.3	-	0.3	-	-	-	0.6	-	0.6	1.5	-	1.5
Total Crops (thousands of tons)	231.6	57.0	288.6	226.1	56.5	282.6	86.0	29.2	115.2	162.9	5.8	168.7	154.3	0.1	154.4
Sugarcane (thousands of tons)	1,038.3	-	1,038.3	1,056.6	-	1,056.6	890.9	-	890.9	895.1	-	895.1	441.9	-	441.9
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Loss of the Grains activity increased by ARS 987 million, from ARS 585 million gain during the first quarter of fiscal year 2020 to ARS 402 million loss during the same period of 2021, mainly because of:

●
Lower results in Argentina, due to a loss from grain derivatives (mainly soybeans and corn) for upward trend in future prices, and a lower gain in the gross margin of sales and holding results, because of the lower stock left by the 19-20 campaign in comparison to the previous period.

●
Lower results in Brazil, mainly due to the negative result generated by commodity derivatives in IQ 21, partially offset by higher productive results, gross sales margin and holding results (mainly in corn).

The result of the Sugarcane activity decreased by ARS 68 million, from a gain of ARS 622 million in the first quarter of fiscal year 2020 to a gain of ARS 554 million in the same period of 2021. This is mainly due to a lower productive result of Brazil, mainly due to higher production costs and less planted area, offset by higher sales results, due to better prices and lower administrative expenses.

Area in Operation (hectares) (1)	As of 09/30/20	As of 09/30/19	YoY Var
Own farms	113,091	103,580	9.2%
Leased farms	132,898	138,969	(4.4)%
Farms under concession	22,346	25,609	(12.7)%
Own farms leased to third parties	22,810	13,786	65.5%
Total Area Assigned to Production	291,145	281,944	3.3%
(1) Includes Agro-Uranga, Brazil and Paraguay,

The area in operation assigned to the crops and sugarcane activity increased by 3.3% as compared to the same period of the previous fiscal year.

II.b) Cattle Production

Production Volume (1)	3M21	3M20	3M19	3M18	3M17
Cattle herd (tons)	1,799	2,211	2,338	2,010	1,918
Milking cows (tons)	-	-	-	133	174
Cattle (tons)	1,799	2,111	2,338	2,143	2,093
(1)
Includes Carnes Pampeanas

	3M21			3M20			3M19			3M18			3M17
Volume of Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	5.6	-	5.6	4.7	-	4.7	1.7	-	1.7	2.3	-	2.3	2.1	-	2.1
Milking cows(2)	-	-	-	-	-	-	-	-	-	0.1	-	0.1	0.2	-	0.2
Cattle (thousands of tons)	5.6	-	5.6	4.7	-	4.7	1.7	-	1.7	2.4	-	2.4	2.3	-	2.3

D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas
(2)
Milk was discontinued on IIQ 2018

Cattle

In ARS Million	3M 21	3M 20	YoY Var
Revenues	611	451	35.5%
Costs	(499)	(390)	27.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(5)	(92)	(94.6)%
Gross Profit / (Loss)	107	(31)	-
General and administrative expenses	(24)	(27)	(11.1)%
Selling expenses	(33)	(35)	(5.7)%
Other operating results, net	(2)	3	-
Profit / (Loss) from operations	48	(90)	-
Activity Profit / (Loss)	48	(90)	-

Area in operation – Cattle (hectares) (1)	As of 09/30/20	As of 09/30/19	YoY Var
Own farms	64,986	72,061	(9.8)%
Leased farms	12,635	12,635	-
Farms under concession	3,097	2,993	3.5%
Own farms leased to third parties	1,775	1,775	-
Total Area Assigned to Cattle Production	82,493	89,464	(7.8)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 09/30/20	As of 09/30/19	YoY Var
Breeding stock	57,264	77,301	(25.9)%
Winter grazing stock	6,629	13,238	(49.9)%
Sheep stock	12,160	11,138	9.2%
Total Stock (heads)	76,053	101,677	(25.2)%

The result of the Cattle activity increased by ARS 138 million: from a ARS 90 million loss during first quarter of fiscal year 2020 to a ARS 48 million gain in the same period of 2021, as a result of a positive variation in the holding result as well as selling results of live cattle, because prices for this fiscal year raised at a higher pace than inflation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

II.c) Agricultural Rental and Services

In ARS Million	3M 21	3M 20	YoY Var
Revenues	52	74	(29.7)%
Costs	(63)	(32)	96.9%
Gross profit	(11)	42	-
General and Administrative expenses	(12)	(22)	(45.5)%
Selling expenses	(10)	(13)	(23.1)%
Other operating results, net	(3)	-	-
Profit from operations	(36)	7	-
Activity Profit	(36)	7	-

The result of the activity was reduced by ARS 43 million, from a gain of ARS 7 million in the first quarter of fiscal year 2020 to a loss of ARS 36 million in the same period of 2021.

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our meatpacking facility in La Pampa and our investment in FyO.

The result of the segment decreased by ARS 188 million, going from a gain of ARS 341 million for the first quarter of fiscal year 2020 to a gain of ARS 153 million for the same period of 2021, mainly due to:

●
A decrease in the operating profit of FyO originated mainly because in the previous fiscal year an extraordinary result was generated due to the volatility of the exchange rate, allowing to capture unusual price differences in operations, partially offset by higher results from the sale of supplies, commissions of brokerage and consignment of grains, and lower selling expenses due to the context of the pandemic.

●
A negative variation in associates results corresponding to Agrofy S.A.

●
A loss from Carnes Pampeanas, mainly originated by a decrease in the sales result, lower volume sold in the local market and lower average sales prices, which was partially offset by an increase in the volume of sales to the foreign market, but at lower average prices when compared to the previous period.

In ARS Million	3M 21	3M 20	YoY Var
Revenues	2,614	2,555	2.3%
Costs	(2,210)	(2,082)	6.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-	13	(100.0)%
Gross profit	404	486	(16.9)%
General and administrative expenses	(72)	(75)	(4.0)%
Selling expenses	(239)	(214)	11.7%
Other operating results, net	65	53	22.6%
Profit from operations	158	250	(36.8)%
Profit from associates	(5)	91	(105.5)%
Segment Profit	153	341	(55.1)%
EBITDA	186	270	(31.1)%
Adjusted EBITDA	186	270	(31.1)%

IV) Corporate Segment

The negative result of the segment increased by ARS 5 million, from a loss of ARS 51 million in the first quarter of fiscal year 2020 to a loss of ARS 57 million in the same period of fiscal year 2021.

In ARS Million	3M 21	3M 20	YoY Var
General and administrative expenses	(57)	(51)	11.8%
Loss from operations	(57)	(51)	11.8%
Segment loss	(57)	(51)	11.8%
EBITDA	(56)	(51)	9.8%
Adjusted EBITDA	(56)	(51)	9.8%

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2020, our direct and indirect equity interest in IRSA was 62.3% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

In ARS million	3M 21	3M 20	YoY Var
Revenues	1,607	4,481	(64.1)%
Profit / (loss) from operations	23.031	13,877	66.0%
EBITDA	24,026	14,572	64.9%
Adjusted EBITDA	4,913	1,928	154.8%
Segment Result	23,430	14,819	58.1%

Consolidated revenues from sales, rentals and services decreased by 64.1% in the first quarter of fiscal year 2021 compared to the same period in 2020, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties reached ARS 4,913 million, 154.8% higher than the same period of fiscal year 2020.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Bank overdrafts	ARS	24.8	Variable	< 360 days
Series XXIV NCN	USD	73.6	9.00%	Nov-20
Series XXVI NCN	ARS	13.1	Variable	Jan-21
Series XXVIII NCN	USD	27.5	9.00%	Apr-21
Series XXV NCN	USD	59.6	9.00%	Jul-21
Series XXVII NCN	USD	5.7	7.45%	Jul-21
Series XIX NCN	USD	83.0	3.50%	Dec-21
Series XXIII NCN(1)	USD	113.0	6.50%	Feb-23
Series XXX NCN	USD	25.0	2.00%	Ago-23
Other debt	USD	76.6	-	-
CRESUD’s Total Debt (3)	USD	501.9
Cash and cash equivalents (3)	USD	71.9
CRESUD’s Net Debt	USD	430.0
Brasilagro’s Total Net Debt	USD	30.5
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 76.18 ARS/USD and 5.611 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Helmir & CRESUD stand-alone.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

Urban Properties and Investments Business

Operations Center in Argentina

The following table describes our total indebtedness as of September 30, 2020:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	22.0	Floating	< 360 days
Series I NCN	USD	181.5	10.0%	Nov-20
Series III NCN	ARS	4.6	Variable	Feb-21
Series IV NCN	USD	51.4	7.0%	May-21
Series VI NCN	USD	4.4	Floating	Jul-21
Series VII NCN	ARS	33.7	4.0%	Jan-22
Series V NCN	USD	9.2	9.0%	May-22
Loan with IRSA CP(3)	USD	104.5	-	Mar-22
Other debt	USD	17.6	-	Feb-22
IRSA’s Total Debt	USD	428.9
Cash & Cash Equivalents + Investments	USD	0.3
IRSA’s Net Debt	USD	428.6
Bank loans and overdrafts	ARS	72,7	-	< 360 days
PAMSA loan	USD	27,0	Fixed	Feb-23
IRSA CP NCN Class II	USD	360,0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	459,7
Cash & Cash Equivalents + Investments (2)	USD	134,7
Intercompany Credit	USD	104,5
IRSA CP’s Net Debt	USD	220,5
(1)
Principal amount in USD (million) at an exchange rate of ARS 76.18/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Includes amounts taken by IRSA and subsidiaries.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Sep-20	Sep-19
Current assets	40,590	248,708
Non-current assets	226,304	490,817
Total assets	266,894	739,525
Current liabilities	67,362	186,092
Non-current liabilities	106,850	421,928
Total liabilities	174,212	608,020
Total capital and reserves attributable to the shareholders of the controlling company	31,475	27,086
Minority interests	61,207	104,419
Shareholders’ equity	92,682	131,505
Total liabilities plus minority interests plus shareholders’ equity	266,894	739,525

Comparative Summary Consolidated Statement of Income Data

In ARS million	Sep-20	Sep-19
Gross profit	2,899	5,034
Profit from operations	24,269	15,705
Share of profit of associates and joint ventures	134	870
Profit / (loss) from operations before financing and taxation	24,403	16,575
Financial results, net	(2,504)	(18,251)
Loss before income tax	21,899	(1,676)
Income tax expense	(7,977)	(2,719)
Loss of the period of continuous operations	13,922	(4,395)
Profit of discontinued operations after taxes	(6,396)	13,887
Loss for the period	7,526	9,492
Controlling company’s shareholders	2,893	(3,193)
Non-controlling interest	4,633	12,685

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Sep-20	Sep-19
Net cash generated by operating activities	4,337	11,901
Net cash generated by investment activities	40,540	3,262
Net cash used in financing activities	(30,240)	(35,960)
Total net cash (used in) / generated during the fiscal period	14,637	(20,797)

Ratios

In ARS million	Sep-20	Sep-19
Liquidity (1)	0.603	1.336
Solvency (2)	0.532	0.216
Restricted capital (3)	0.848	0.664
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

August 2020: Notes issuance

As a subsequent event, on August 31, 2020, the seventeenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500 million. The main characteristics of the issuance are detailed bellow:

●
Series XXX: denominated in dollars and payable in pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0 million at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.0% of Nominal Value. Proceeds will be mainly used for debt refinancing.

October 2020: General Ordinary and Extraordinary Shareholders’ Meeting

On October 26, 2020, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Allocation of net income for the fiscal year ended June 30, 2020 to the legal reserve and unappropriated retained earnings.

●
Not to distribute dividends as a result of the absorption of losses.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2019

●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock.

November 2020: Notes Issuance – Exchange Offer Series XXIV Notes - BCRA “A” 7106 Communication

On November 12, 2020, the company carried out an exchange operation of its Series XXIV Notes, for a nominal value of USD 73.6 million

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 65.1 million which represents 88.41% acceptance, through the participation of 1,098 orders.

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Series XXXI: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 30.8 million.

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Nominal Value to be Issued: approximately USD 1.3 million.

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Issuance Price: 100% nominal value.

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Maturity Date: It will be November 12, 2023.

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Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

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A sum of money of approximately USD 29.4 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.95741755 for each USD 1 of existing notes presented to the Exchange; and

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The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series XXXI.

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Annual Nominal Fixed Interest Rate: 9.00%.

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Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series XXXI).

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Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

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Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

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Series XXXII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 34.3 million.

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Nominal Value to be Issued: approximately USD 34.3 million.

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Issuance Price: 100% nominal value.

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Maturity Date: It will be November 12, 2022.

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Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

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Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

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Annual Nominal Fixed Interest Rate: 9.00%.

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Amortization: The capital of the Series XXXII Notes will be amortized in one installment on the maturity date.

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Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

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Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

Urban Properties and Investments Business

September 2020: Investment in IDBD and DIC

The Company indirectly participated through IRSA in IDBD and DIC. These companies had certain financial restrictions and agreements in relation to their financial debt, including their negotiable obligations and loans with banks and financial institutions. These commitments and other restrictions resulting from the indebtedness of IDBD and DIC (such as the pledges granted by IDBD over part of its shareholding in DIC) do not have recursive effects against IRSA, nor has IRSA guaranteed them with its assets, so the economic risk of IRSA is limited to the value of said investments.

IDBD financial situation as of June 30, 2020 showed a negative Shareholders Equity, negative Cash Flows and a downgrade in the credit rating. In order to comply with financial liabilities, including short term debts, IDBD cash flow depended on the financial support of its controlling shareholder (Dolphin Netherlands B.V.) and the sale of assets which was not under the control of IDBD. IDBD has been keeping negotiations with financial creditors (bondholders) to restructure its financial debt in more favorable conditions.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by us representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

On September 7, 2020, the Company reported that, regarding the capital contributions committed for September 2, 2020 and 2021, for NIS 70 million each, it considered that there were doubts regarding the fulfilment of the previous conditions established to make said contributions. Therefore, it has resolved not to make the corresponding payment for this year.

On September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 33 and to grant the trustee any and all authority over the decision making of IDBD as well as the request of an immediate hearing to open the proceedings against IDBD (the “Petition”).

On September 21, 2020, the Series 14 trustee informed that the holders of Series 14 approved to make the entire uncleared balance of Series 14 repayable immediately.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it was in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and has therefore resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the Pledged DIC Shares and the Pledged Clal Shares. After this decision, the IDBD Board of Directors was removed from its functions, so the Group lost control on that date, proceeding to deconsolidate the financial statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized, excluding barter agreement results.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2020	2019
Result for the period	7,526	9,492
Result from discontinued operations	6,396	(13,887)
Income tax expense	7,977	2,719
Net financial results	2,504	18,251
Share of profit of associates and joint ventures	(134)	(870)
Depreciation and amortization	701	519
EBITDA (unaudited)	24,970	16,224
Gain from fair value of investment properties, not realized - agribusiness	(46)	(25)
Gain from fair value of investment properties, not realized - Urban Properties Business	(19,113)	(12,644)
Adjusted EBITDA (unaudited)	5,811	3,555

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2020

Brief comment on future prospects for the Fiscal Year

The year 2020 was dominated by the COVID-19 pandemic, which originated in China and subsequently spread to numerous countries, generating volatility in the markets and in commodity prices, adversely impacting the global, Argentine and regional economy. Our agricultural operations continued their development normally as agricultural production was an essential activity to guarantee the supply of food.

The 2021 campaign is presented with radical changes from what was observed in the market at the end of the previous year. As of August, the United States reduced its sowing intention on the main crops and South America began to show indicators of lack of water. China activated its demand and this, added to the weakness of the dollar in the world, pushed the international prices of commodities upwards. Soybeans rose approximately 30% in the last year and corn 15%. The challenge will be in the climatic evolution in the region since planting began with some difficulties as a result of the “Niña” effect. If the weather is good and we achieve good agricultural yields, we expect a campaign with excellent results.

We also expect good results for the livestock activity driven by the Chinese demand for meat. Although production will also depend on climatic evolution, local farm prices have been growing steadily in recent months. We will continue to focus on improving productivity and controlling costs, working efficiently to achieve the highest possible operating margins. We will continue concentrating our production in our own farms, mainly in the Northwest of Argentina and consolidating our activity in Brazil.

Furthermore, as part of our business strategy, we will continue to sell the farms that have reached their highest level of appreciation in the region.

The urban properties and investments business, which we own through IRSA, presents challenges for the next quarter and 2021. The company's main shopping malls opened their doors in October and are working with strict protocols that include social distancing, reduced hours and flow, access controls, among other measures while hotels continue to be closed in the city of Buenos Aires. Gradual openings of the hotel business are expected in the coming months. IRSA continues to work on reducing and making the cost structure more efficient, hoping that the activity of shopping malls will evolve in accordance with the economic recovery. To date, although it is too early to evaluate a performance of the activity, we can perceive a gradual recovery in sales in our shopping malls, although progressive.

On the national and international framework above mentioned, the Board of Directors of the Company will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the frameworkof this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), implementation of financial and / or corporate efficiencies in international companies directly or indirectly owned by the Company through reorganization processes, disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives. All this as described in the Company's Annual Report for the fiscal year ending June 30, 2020.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Alejandro Elsztain
CEO